Exhibit 99.2

AGREEMENT AND PLAN OF MERGER

Dated as of September 18, 2013

among

CAMELOT EMPLOYEE SCHEME INC.

CAMELOT EMPLOYEE SUBMERGER SCHEME INC.

and

CAMELOT INFORMATION SYSTEMS INC.

TABLE OF CONTENTS

ARTICLE I

DEFINITIONS

1.1	Certain Definitions	5
1.2	Other Defined Terms	9

ARTICLE II

THE MERGER; CLOSING; EFFECTIVE TIME

2.1	The Merger	10
2.2	Closing	10
2.3	Effective Time	10
2.4	The Memorandum and Articles of Association	10
2.5	Directors	10
2.6	Officers	10

ARTICLE III

EFFECT OF THE MERGER ON ISSUED SHARE CAPITAL;
MERGER CONSIDERATION; EXCHANGE OF CERTIFICATES

3.1	Effect on Issued Share Capital	11
3.2	Exchange of Certificates	12
3.3	Treatment of Stock Plans	16

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

4.1	Organization, Good Standing and Qualification	16
4.2	Capital Structure	17
4.3	Corporate Authority; Approval and Fairness; No Violations	17
4.4	Government Approvals	18
4.5	Company Reports; Financial Statements	19
4.6	Absence of Certain Changes	20
4.7	Litigation and Liabilities	20
4.8	Employee Benefits	21
4.9	Compliance with Laws; Licenses	21
4.10	Material Contracts	22
4.11	Properties	23
4.12	Tax Matters	23
4.13	Labor Matters	24
4.14	Intellectual Property	24
4.15	Insurance	24
4.16	Opinion of Financial Advisor	25
4.17	Affiliated Transactions	25

i

4.18	Brokers and Finders	25
4.19	No Additional Representations	25

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

5.1	Organization, Good Standing and Qualification	25
5.2	Corporate Authority	26
5.3	Financing	26
5.4	Capitalization; No Prior Activities	27
5.5	No Conflict; Required Filings and Consents; Creditors	28
5.6	Absence of Litigation	28
5.7	Brokers and Finders	29
5.8	Limited Guarantee	29
5.9	Solvency	29
5.10	Ownership of Company Shares	29
5.11	Buyer Group Contracts	29
5.12	Non-Reliance on Company Estimates	30
5.13	No Additional Representations	30
5.14	Independent Investigation	30

ARTICLE VI

COVENANTS

6.1	Conduct of Business Pending the Merger	30
6.2	Acquisition Proposals	34
6.3	Preparation of the Proxy Statement and Schedule 13E-3	37
6.4	Shareholders’ Meeting	38
6.5	Filings; Other Actions; Notification	39
6.6	Access and Reports	39
6.7	Stock Exchange Delisting	40
6.8	Publicity	40
6.9	Financing	40
6.10	Expenses	42
6.11	Indemnification; Directors’ and Officers’ Insurance	42
6.12	Resignations	44
6.13	Participation in Litigation	44
6.14	Actions Taken at the Direction of Certain Company Officers	44

ARTICLE VII

CONDITIONS PRECEDENT

7.1	Conditions to Each Party’s Obligation to Effect the Merger	44
7.2	Conditions to Obligations of Parent and Merger Sub	45
7.3	Conditions to Obligation of the Company	45
7.4	Frustration of Closing Conditions	46

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ARTICLE VIII

TERMINATION

8.1	Termination	46
8.2	Effect of Termination	47
8.3	Termination Fee	48

ARTICLE IX

MISCELLANEOUS AND GENERAL

9.1	Non-Survival of Representations and Warranties and Agreements	49
9.2	Modification or Amendment	49
9.3	Waiver	49
9.4	Governing Law and Venue	50
9.5	Notices	50
9.6	Entire Agreement	51
9.7	No Third Party Beneficiaries	52
9.8	Severability	52
9.9	Interpretation; Absence of Presumption	52
9.10	Assignment	52
9.11	Specific Performance	53
9.12	Confidentiality	53
9.13	Counterparts; Signatures	54

Appendix 1	Plan of Merger
Appendix 2	Rollover Shareholders

iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of September 18, 2013, is by and among Camelot Employee Scheme Inc., a company with limited liability incorporated under the laws of the British Virgin Islands (“Parent”), Camelot Employee SubMerger Scheme INC., a company with limited liability incorporated under the laws of the British Virgin Islands, all of the issued and outstanding shares of which are owned by Parent (“Merger Sub”), and Camelot Information Systems Inc., a company with limited liability incorporated under the laws of the British Virgin Islands (the “Company”).

W I T N E S S E T H:

WHEREAS, the parties intend that Merger Sub be merged with and into the Company (the “Merger”), with the Company surviving the Merger upon the terms and subject to the conditions set forth in this Agreement and becoming a wholly owned Subsidiary of Parent as a result of the Merger;

WHEREAS, the board of directors of the Company, acting upon the unanimous recommendation of the Independent Committee, has (i) determined that it is in the best interest of the Company and its shareholders, and declared it advisable, to enter into this Agreement, (ii) approved the execution, delivery and performance by the Company of this Agreement and consummation of the transactions contemplated hereby, including the Merger and (iii) resolved to recommend the approval of this Agreement and the BVI Plan of Merger (as defined below) by the shareholders of the Company pursuant to Part IX of the BVI Business Companies Act, 2004, as amended, of the British Virgin Islands  (the “BVI Companies Act”), at the Shareholders’ Meeting (as defined below);

WHEREAS, the board of directors of each of Parent and Merger Sub has (i) approved the execution, delivery and performance by Parent and Merger Sub, as the case may be, of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, and (ii) declared it advisable for Parent and Merger Sub, respectively, to enter into this Agreement;

WHEREAS, concurrently with the execution of this Agreement, as a condition and inducement to Parent and Merger Sub’s willingness to enter into this Agreement, the Rollover Shareholders (as defined below) have each executed and delivered to Parent the rollover agreement (the “Rollover Agreement”), pursuant to which and subject to the terms and conditions set forth therein, they will each agree to the cancellation of the Rollover Shares (as defined below) and to subscribe for newly issued shares of Parent;

WHEREAS, concurrently with the execution of this Agreement, as a condition and inducement to Parent and Merger Sub’s willingness to enter into this Agreement, the Rollover Shareholders (as defined below) have each executed and delivered to Parent the voting agreement (the “Voting Agreement”), pursuant to which and subject to the terms and conditions set forth therein, they will each vote in favor of this Agreement and consummation of the transactions contemplated hereby, including the Merger; and

WHEREAS, concurrently with the execution of this Agreement, as a condition and inducement to the Company’s willingness to enter into this Agreement, Mr. Simon Yiming Ma, Ms. Heidi Chou and Mr. Yuhui Wang (the “Limited Guarantors” and each, a “Limited Guarantor”) have delivered a limited guarantee in favor of the Company ( the “Limited Guarantee”) to guarantee the due and punctual performance and discharge of the payment obligations of Parent and Merger Sub under Sections 6.9(d), 8.3(b) and 8.3(c) of this Agreement.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, intending to be legally bound, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

1.1                               Certain Definitions.  For purposes of this Agreement:

(a)                                 “Acquisition Proposal” means (i) any written inquiry, proposal or offer with respect to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, share exchange, business combination, scheme of arrangement or similar transaction involving the Company or any of its Subsidiaries, which if consummated would result in any Person becoming the beneficial owner of, directly or indirectly, 20% or more of the total voting power of the equity securities of the Company, and (ii) any acquisition by any Person, or proposal or offer, which if consummated would result in any Person becoming the beneficial owner of, directly or indirectly, in one or a series of related transactions, 20% or more of the total voting power of any class of equity securities of the Company, or 20% or more of the consolidated total assets (including equity securities of its Subsidiaries) of the Company, in each case other than the transactions contemplated by this Agreement.

(b)                                 “Affiliate” of any Person means, another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person, where “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by contract, as trustee or executor, or otherwise.

(c)                                  “Business Day” means any day other than a Saturday or Sunday or a day on which banks are required or authorized to close in New York, the British Virgin Islands, Hong Kong or Beijing.

(d)                                 “Buyer Group Contracts” means (a) the Rollover Agreement; (b) the Voting Agreement; (c) the Equity Commitment Letter; (d) the Limited Guarantee; and (e) the Debt Commitment Letter, including all amendments thereto or modifications thereof.

(e)                                  “Independent Committee” means a committee of the Company’s board of directors consisting of three (3) members of the board of directors of the Company that are not affiliated with Parent or Merger Sub and are not members of the Company’s management.

(f)                                   “Intellectual Property” means: (A) trademarks, service marks, brand names, corporate names, Internet domain names, logos, symbols, trade dress, trade names, and all other source indicators and all goodwill associated therewith and symbolized thereby; (B) patents and proprietary inventions and discoveries; (C) confidential and proprietary information, trade secrets and know-how, (including confidential and proprietary processes, technology, research, recipes, schematics, business methods, formulae, drawings, prototypes, models, designs, customer lists and supplier lists) (collectively, “Trade Secrets”); and (D) all applications and registrations, invention disclosures, and extensions, revisions, restorations, substitutions, modifications, renewals, divisions, continuations, continuations-in-part, reissues and re-examinations related to any of the foregoing.

(g)                                  “Knowledge” means, with respect to the Company, the actual knowledge of Mr. Simon Yiming Ma, Ms. Heidi Chou or Mr. Yuhui Wang, and with respect to any other party hereto, the actual knowledge of any director of such party, in each case, after due inquiry.

(h)                                 “Material Adverse Effect” means any change, effect, event, circumstance, occurrence, development or fact, (any such item, an “Effect”) that is, or would reasonably be expected to be, either individually or in the aggregate with all other Effects, materially adverse to the business, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole; provided, however, that no Effect, alone or in combination, shall be taken into account in determining whether a “Material Adverse Effect” has occurred or would reasonably be expected to occur: (A) Effects attributable to the execution, delivery or performance of this Agreement, pendency or consummation of the transactions contemplated by this Agreement or the announcement of any of the foregoing, or the identity of, or any facts or circumstances relating to, Parent, its shareholders or any of their respective Affiliates; (B) any change in the price of the Shares or trading volume (it being understood that the underlying cause contributing to such change in stock price or trading volume may, except as otherwise provided in the other clauses of this proviso, be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur); (C) actions or omissions of the Company or any of its Subsidiaries taken (x) with the written consent or at the written request of Parent, Merger Sub, Mr. Simon Yiming Ma, Ms. Heidi Chou or Mr. Yuhui Wang, or (y) that are permitted by this Agreement; (D) any breach of this Agreement by Parent or Merger Sub; (E) Effects that generally affect the industries or segments thereof in which the Company and its Subsidiaries operate (including legal and regulatory changes); (F) general business, economic or political conditions (or changes therein); (G) Effects affecting the financial, credit or securities markets in the United States, the PRC or any other country or region in the world in which the Company or any of its Subsidiaries has material business operations, including changes in interest rates or foreign exchange rates; (H) Effects caused by acts of armed hostility, sabotage, terrorism or war (whether or not declared), including any escalation or worsening thereof; (I) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides or other natural disasters, weather conditions, explosions or fires or other force majeure events; (J) changes or modifications in (x) the generally accepted accounting principles applicable to the Company and its Subsidiaries occurring after the date of this Agreement, or (y) applicable Law or the interpretation or enforcement thereof; or (K) the failure by the Company or any of its Subsidiaries to meet any internal or industry estimates, expectations, forecasts, projections or budgets for any period (it being understood that the underlying cause contributing to such failure may, except as otherwise provided in the other clauses of this proviso, be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur); provided, that Effects set forth in clauses (E), (F) and (G) above shall be taken into account in determining whether a “Material Adverse Effect” has occurred or would reasonably be expected to occur if and to the extent such Effects individually or in the aggregate have a materially disproportionate impact on the Company and its Subsidiaries, taken as a whole, relative to the other participants in the industries and geographic markets in which the Company and its Subsidiaries conduct their businesses (in which case the incremental materially disproportionate impact or impacts may be taken into account in determining whether or not a Material Adverse Effect has occurred or would reasonably be expected to occur).

(i)                                     “Permitted Liens” means (i) Liens for Taxes, assessments and governmental charges or levies not yet due and payable or that are being contested in good faith and by appropriate proceedings; (ii) mechanics’, carriers’, workmen’s, repairmen’s, materialmen’s or other Liens or security interests that secure a liquidated amount that are being contested in good faith and by appropriate proceedings; (iii) leases, subleases and licenses (other than capital leases and leases underlying sale and leaseback transactions); (iv) Liens imposed by applicable Law; (v) pledges or deposits to secure obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations; (vi) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business; (vii) easements, covenants and rights of way (unrecorded and of record) and other similar restrictions of record, and zoning, building and other similar restrictions, in each case that do not adversely affect in any material respect the current use of the applicable property owned, leased, used or held for use by the Company or any of its Subsidiaries; (viii) Liens, security indebtedness or liabilities that are reflected in any Company Reports filed or furnished prior to the date hereof; and (ix) any other Liens that would not, individually or in the aggregate, have a Material Adverse Effect.

(j)                                    “Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

(k)                                 “PRC” means the People’s Republic of China, but solely for purposes of this Agreement, excluding the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan.

(l)                                     “Representatives” means, with respect to any Person, such Person’s Affiliates and such Person and its Affiliates’ respective directors, officers, employees, members, partners, accountants, consultants, advisors, attorneys, agents and other representatives.

(m)                             “RMB” shall mean renminbi, the legal currency of the PRC.

(n)                                 “Schedule 13E-3” means the transaction statement on Schedule 13E-3 under the Exchange Act to be filed pursuant to Section 13(e) of the Exchange Act (together with any amendments thereof or supplements thereto and including any document incorporated by reference therein).

(o)                                 “Subsidiary” means, with respect to any party, any corporation, limited liability company, partnership or similar entity of which (x) such party or any other Subsidiary of such party is a general partner or (y) at least a majority of the securities (or other interests having by their terms ordinary voting power to elect a majority of the board of directors or other performing similar functions with respect to such corporation or other organization) is, directly or indirectly, owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries.

(p)                                 “Superior Proposal” means a bona fide Acquisition Proposal (with all of the percentages included in the definition of Acquisition Proposal increased to fifty percent (50%)) that was not obtained in violation of Section 6.2 and which the board of directors of the Company (acting through the Independent Committee) has determined in its good faith judgment is reasonably likely to be consummated in accordance with its terms, taking into account all legal, financial and regulatory aspects of the proposal, and would, if consummated, result in a transaction more favorable to the Company’s shareholders from a financial point of view than the transaction contemplated by this Agreement (after taking into account any revisions to the terms of the transactions contemplated by this Agreement pursuant to Section 6.2(d)).

(q)                                 “Tax” or “Taxes” means any and all federal, state, local or foreign taxes, fees, levies, duties, tariffs, imposts, and other similar charges (together with any and all interest, penalties and additions to tax) imposed by any governmental or taxing authority, including taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, or net worth; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value added, or gains taxes; license, registration and documentation fees; and customs’ duties, tariffs, and similar charges, together with any interest or penalty, addition to tax or additional amount imposed by any Governmental Entity.

(r)                                    “Tax Return” means returns, reports, claims for refund, declarations of estimated Taxes and information statements, including any schedule or attachment thereto or any amendment thereof, with respect to Taxes filed or required to be filed with any Governmental Entity, including consolidated, combined and unitary tax returns.

(s)                                   “Third Party” means any Person or group other than the Company, the Company’s Subsidiaries, Parent, Merger Sub and any of their respective Affiliates.

(t)                                    “Transaction Documents” means this Agreement, the Limited Guarantee, the Financing Documents (and the Alternative Financing Documents, if applicable), the Rollover Agreement and the Voting Agreement.

1.2                               Other Defined Terms.  The following terms have the meanings set forth in the Sections set forth below:

Actions	4.7
ADSs	3.1(a)
Agreement	Preamble
Alternative Acquisition Agreement	6.2(d)(ii)
Alternative Financing	6.9(b)
Alternative Financing Documents	6.9(b)
Applicable Date	4.5(a)
Bankruptcy and Equity Exception	4.3(a)
Book-Entry Shares	3.1(a)
BVI Companies Act	Recitals
BVI Plan of Merger	2.3
Closing	2.2
Closing Date	2.2
Company	Preamble
Company Adverse Recommendation	6.2(d)(ii)
Company Benefit Plans	4.8(a)
Company Disclosure Schedule	Article IV
Company IP	4.14(a)
Company Option	3.3(a)
Company Recommendation	4.3(c)
Company Reports	4.5(a)
Company Termination Fee	8.3(a)(ii)
Confidential Information	9.12(b)
Contract	4.3(d)
Damages	6.11(b)
Debt Commitment Letter	5.3(a)
Debt Financing	5.3(a)
Deposit Agreement	3.1(a)
Depositary	3.1(a)
Dispute	9.4(b)
Dissenting Shareholders	3.1(a)
Dissenting Shares	3.1(a)
Effective Time	2.3
Employees	4.13
Equity Commitment Letter	5.3(a)
Equity Financing	5.3(a)
ERISA	4.8(a)
Exchange Act	4.4
Exchange Fund	3.2(a)
Excluded Party	6.2(b)
Excluded Shares	3.1(a)
Facility Agreement	6.9(a)
Financing	5.3(a)
Financing Documents	5.3(a)
Founder Shares	3.1(a)
GAAP	4.5(b)
Go-Shop Period End Date	6.2(a)
Governmental Entity	3.2(d)

HKIAC	9.4(b)(i)
HKIAC Rules	9.4(b)(i)
IC Financial Advisor	4.16
Indemnified Parties	6.11(a)
Injunction	7.1(b)
Judgment	4.7
Laws	4.9(a)
Lender	5.3(a)
Liabilities	4.7
Licenses	4.9(b)
Lien	4.2
Liens	4.2
Limited Guarantee	Recitals
Limited Guarantor	Recitals
Material Contract	4.10(a)(vi)
Memorandum and Articles of Association	2.4
Merger	Recitals
Merger Consideration	3.1(a)
Merger Sub	Preamble
Non-Wholly Owned Subsidiaries	4.2
Notice of Superior Proposal	6.2(d)(ii)
Owned Real Property	4.11(a)
Parent	Preamble
Parent Termination Fee	8.3(b)
Paying Agent	3.2(a)
Per ADS Merger Consideration	3.1(a)
Per Share Merger Consideration	3.1(a)
Proxy Statement	4.4
Requisite Company Vote	4.3(b)
Rollover Agreement	Recitals
Rollover Shareholders	3.1(a)
Rollover Shares	3.1(a)
Sarbanes-Oxley Act	4.5(a)
SEC	Article IV
Securities Act	4.5(a)
Share	3.1(a)
Share Certificate	3.1(a)
Shareholders’ Meeting	6.4(a)
Shares	3.1(a)
Solicited Person	6.2(a)
Stock Plan	4.2
Surviving Corporation	2.1
Terminated Acquisition Proposal	6.2(b)
Termination Date	8.1(b)(i)
Tier I Termination Fee	8.3(a)(ii)
Tier II Termination Fee	8.3(a)(ii)
Voting Agreement	Recitals
Wholly Owned Subsidiaries	4.2

ARTICLE II

THE MERGER; CLOSING; EFFECTIVE TIME

2.1                               The Merger.  Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the BVI Companies Act at the Effective Time, Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease. The Company shall be the surviving corporation in the Merger (the “Surviving Corporation”) and shall succeed to and assume all the undertakings, property, assets, rights, privileges, immunities, powers, franchises, debts, liabilities, duties and obligations of Merger Sub and the Company in accordance with the BVI Companies Act.  The Merger shall have the effects specified in the BVI Companies Act.

2.2                               Closing.  Unless otherwise mutually agreed in writing between the Company, Merger Sub, and Parent, the closing for the Merger (the “Closing”) shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom, 42/F, Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Hong Kong commencing at 9:00 p.m. (Hong Kong time) on the third Business Day (the “Closing Date”) immediately following the day on which the last to be satisfied or waived of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) shall be satisfied or waived in accordance with this Agreement, unless another date, time or place is agreed to in writing by Parent and the Company.

2.3                               Effective Time.  Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, Merger Sub and the Company shall execute articles of merger and a plan of merger (together, the “BVI Plan of Merger”) substantially in the form contained in Appendix 1 hereto and the Company shall file the BVI Plan of Merger and other documents required by the BVI Companies Act with the Registrar of Corporate Affairs of the British Virgin Islands as provided in Section 171(2) of the BVI Companies Act. The Merger shall become effective at the time when the BVI Plan of Merger has been registered by the Registrar of Corporate Affairs of the British Virgin Islands or at such other subsequent date or time as Merger Sub and the Company may agree and specify in the Plan of Merger in accordance with the BVI Companies Act (the “Effective Time”).

2.4                               The Memorandum and Articles of Association.  As of the Effective Time, without any further action on the part of the parties, the memorandum and articles of association of Merger Sub then in effect shall be the memorandum and articles of association of the Surviving Corporation (the “Memorandum and Articles of Association”), except that, at the Effective Time, references therein to the name and the authorized capital of the Merger Sub shall be amended to describe correctly the name and authorized capital of the Surviving Corporation, as provided in the Plan of Merger, until thereafter changed or amended as provided therein or by applicable Law.

2.5                               Directors.  The parties hereto shall take all actions necessary so that the board of directors of Merger Sub at the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation, unless otherwise determined by Parent prior to the Effective Time, until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Memorandum and Articles of Association.

2.6                               Officers.  The parties hereto shall take all actions necessary so that the officers of the Company at the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation, unless otherwise determined by Parent prior to the Effective Time, until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Memorandum and Articles of Association.

ARTICLE III

EFFECT OF THE MERGER ON ISSUED SHARE CAPITAL;
MERGER CONSIDERATION; EXCHANGE OF CERTIFICATES

3.1                               Effect on Issued Share Capital.  At the Effective Time, as a result of the Merger and without any action on the part of the Company, Parent, Merger Sub or any other shareholders of the Company:

(a)                                 Merger Consideration.  Each ordinary share, with no par value per share, of the Company (a “Share” or, collectively, the “Shares”), including Shares represented by American Depositary Shares, each representing four (4) Shares  (the “ADSs”) issued and outstanding immediately prior to the Effective Time, other than the Excluded Shares shall be cancelled in exchange for the right to receive US$0.5125 in cash per Share without interest (the “Per Share Merger Consideration”).  As each ADS represents four (4) Shares, each ADS issued and outstanding immediately prior to the Effective Time (other than ADSs that represent Excluded Shares) shall represent the right to receive US$2.05 in cash per ADS without interest (the “Per ADS Merger Consideration” and together with the Per Share Merger Consideration, the “Merger Consideration”), pursuant to the terms and conditions set forth in the deposit agreement filed with the SEC on June 28, 2010 (the “Deposit Agreement”), by and between the Company and Citibank, N.A.(the “Depositary”).  At the Effective Time, all of the Shares, including Shares represented by ADSs, shall cease to be outstanding, shall be cancelled and shall cease to exist and the register of members of the Surviving Corporation will be amended accordingly.  Shares formerly represented by a certificate (a “Share Certificate”) and non-certificated Shares represented by book-entry (“Book-Entry Shares”) (other than Excluded Shares) shall thereafter represent only the right to receive the Merger Consideration without interest, and any Dissenting Shares shall thereafter represent only the right to receive the applicable payments set forth in Section 3.2(f).  “Excluded Shares” means, collectively, (i) Shares beneficially owned (as determined pursuant to Rule 13d-3 under the Exchange Act) by Mr. Simon Yiming Ma, Ms. Heidi Chou, and Mr. Yuhui Wang or any Person controlled by any of them prior to the Effective Time (“Founder Shares”), (ii) Shares beneficially owned by certain holders of Shares (the  “Rollover Shareholders”) as set forth on Appendix 2 hereto (the “Rollover Shares”) and (iii) Shares (“Dissenting Shares”) owned by holders of Shares who have validly exercised and not effectively withdrawn or lost their appraisal rights pursuant to Section 179 of the BVI Companies Act (“Dissenting Shareholders”).  In the event that the Company changes the number of Shares, the ratio of Shares represented by each ADS or securities convertible or exchangeable into or exercisable for Shares issued and outstanding prior to the Effective Time as a result of a reclassification, share split (including a reverse share split), share dividend or distribution, recapitalization, merger, issuer self-tender or exchange offer, or other similar transaction, the Per Share Merger Consideration and the Per ADS Merger Consideration shall be equitably adjusted to reflect such change and as so adjusted shall, from and after the date of such change, be the Per Share Merger Consideration or the Per ADS Merger Consideration, as applicable.

(b)                                 Cancellation of Excluded Shares.  Each Excluded Share (including ADSs that represent Excluded Shares but excluding the Dissenting Shares) issued and outstanding immediately prior to the Effective Time, by virtue of the Merger and without any action on the party of its holder, shall be cancelled and shall cease to exist as of the Effective Time, and no consideration shall be delivered with respect thereto.

(c)                                  Merger Sub.  At the Effective Time, each ordinary share, with no par value, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one fully paid and non-assessable ordinary share, with no par value, of the Surviving Corporation.  Such ordinary shares shall be the only issued and outstanding share capital of the Surviving Corporation and this will be reflected in the register of members of the Surviving Corporation after the Effective Time.

(d)                                 Untraceable and Dissenting Shareholders.  Remittances for the Merger Consideration shall not be sent to holders of Shares who are untraceable unless and until, except as provided below, they notify the Paying Agent of their current contact details prior to the Effective Time.  A holder of Shares will be deemed to be untraceable if (i) he has no registered address in the register of members (or branch register) maintained by the Company or, (ii) on the last two consecutive occasions on which a dividend has been paid by the Company a cheque payable to such shareholder either (A) has been sent to such Person and has been returned undelivered or has not been cashed or, (B) has not been sent to such Person because on an earlier occasion a cheque for a dividend so payable has been returned undelivered, and in any such case no valid claim in respect thereof has been communicated in writing to the Company or, (C) notice of the Shareholders’ Meeting has been sent to such Person and has been returned undelivered.  Monies due to Dissenting Shareholders and holders of Shares who are untraceable and any monies which are returned shall be held by the Surviving Corporation in a separate non-interest bearing bank account for the benefit of Dissenting Shareholders and holders of Shares who are untraceable.  Monies unclaimed after a period of seven (7) years from the date of the notice of the Shareholders’ Meeting shall be forfeited and shall revert to the Surviving Corporation. Dissenting Shareholders and holders of Shares who are untraceable who subsequently wish to receive any monies otherwise payable in respect of the Merger within applicable time limits or limitation periods should be advised to contact the Surviving Corporation.

3.2                               Exchange of Certificates.

(a)                                 Paying Agent.  Prior to the Effective Time, Parent shall designate a commercial bank or trust company which shall be reasonably satisfactory to the Company to act as agent (the “Paying Agent”) for making the payments required to be made pursuant to this Agreement, and shall enter into an agreement with the Paying Agent in a form reasonably satisfactory to the Company.  At or prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with the Paying Agent, for the benefit of the holders of Shares, ADSs and Company Options, a cash amount in immediately available funds sufficient for the Paying Agent to make payments under Section 3.1(a), Section 3.2(f) and Section 3.3(a) (in the case of payments under Section 3.2(f), an amount equal to the number of Dissenting Shares multiplied by the Per Share Merger Consideration) (such aggregate cash amount being hereinafter referred to as the “Exchange Fund”).

(b)                                 Exchange Procedures.  Promptly after the Effective Time (and in any event within (x) five (5) Business Days in the case of registered holders of the Shares and (y) three (3) Business Days in the case of the Depository Trust Company on behalf of the holders holding the Shares through brokers, nominees, custodians or through a Third Party), Parent and the Surviving Corporation shall cause the Paying Agent to mail (or, in the case of the Depository Trust Company, to deliver), to each person who was, at the Effective Time, a registered holder of Shares entitled to receive the Per Share Merger Consideration pursuant to Section 3.1(a): (i) a letter of transmittal (which shall be in customary form for a company listed on the NYSE reasonably acceptable to Parent and the Company, and shall specify the manner in which the delivery of the Exchange Fund to registered holders of the Shares shall be effected and contain such other provisions as Parent and the Company may mutually agree); and (ii) instructions for use in effecting the surrender of any issued Share Certificates (or affidavits and indemnities of loss in lieu of the Share Certificates as provided in Section 3.2(e)) and Book-Entry Shares and/or such other documents as may be required in exchange for the Per Share Merger Consideration.  Upon surrender of, if applicable, a Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 3.2(e)) or Book-Entry Shares and/or such other documents as may be required pursuant to such instructions to the Paying Agent in accordance with the terms of such letter of transmittal, duly executed in accordance with the instructions thereto, each registered holder of the Shares represented by such Share Certificate and each registered holder of Book-Entry Shares shall be entitled to receive in exchange therefor a cheque, in the amount (after giving effect to any required tax withholdings as provided in Section 3.2(h)) equal to (x) the number of Shares represented by such Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 3.2(e)) or the number of Book-Entry Shares multiplied by (y) the Per Share Merger Consideration, and the Share Certificate so surrendered shall forthwith be marked as cancelled. Prior to the Effective Time, Parent and the Company shall establish procedures with the Paying Agent and the Depositary to ensure that (A) the Paying Agent will transmit to the Depositary as promptly as reasonably practicable following the Effective Time an amount in cash in immediately available funds equal to the product of (x) the number of ADSs issued and outstanding immediately prior to the Effective Time (other than ADSs representing the Excluded Shares) and (y) the Per ADS Merger Consideration, and (B) the Depositary will distribute the Per ADS Merger Consideration to holders of ADSs pro rata to their holdings of ADSs (other than ADSs representing the Excluded Shares) upon surrender by them of the ADSs. The Surviving Corporation will pay any applicable fees, charges and expenses of the Depositary and government charges (other than withholding taxes, if any) due to or incurred by the Depositary in connection with distribution of the Per ADS Merger Consideration to holders of ADSs and the cancellation of ADSs (including any ADS cancellation or termination fees payable in accordance with the Deposit Agreement in connection with the transactions contemplated under the Transaction Documents).  No interest shall be paid or will accrue on any amount payable in respect of the Shares or ADSs pursuant to the provisions of this Article III.  In the event of a transfer of ownership of the Shares that is not registered in the register of members of the Company, a cheque for any cash to be exchanged upon due surrender of the Share Certificate may be issued to such transferee if the Share Certificates, if any, which immediately prior to the Effective Time represented such Shares are presented to the Paying Agent, accompanied by all documents reasonably required to evidence and effect such transfer and to evidence that any applicable share transfer taxes have been paid or are not applicable.

(c)                                  Transfers.  From and after the Effective Time, (A) no transfers of Shares shall be effected in the register of members of the Company, and (B) the holders of Shares (including Shares represented by ADSs) outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, except as otherwise provided in this Agreement or by Law. If, on or after the Effective Time, any Share Certificate or Book-Entry Shares are presented to the Surviving Corporation, Parent or the Paying Agent for transfer or any other reason, such Share Certificates or Book-Entry Shares shall be cancelled and (except for Excluded Shares) exchanged for the cash amount in immediately available funds to which the holder of the Share Certificate or Book-Entry Shares is entitled pursuant to this Article III.

(d)                                 Termination of Exchange Fund.  Any portion of the Exchange Fund (including the proceeds of any investments of the Exchange Fund) that remains unclaimed by the holders of Shares or ADSs for nine (9) months after the Effective Time shall be delivered to the Surviving Corporation.  Any holder of Shares (other than Excluded Shares) and ADSs who has not theretofore complied with this Article III shall thereafter look only to the Surviving Corporation for payment of the Merger Consideration to which such holder is entitled pursuant to this Article III upon due surrender of its Share Certificates (or affidavit and indemnity of loss in lieu of the Share Certificates as provided in Section 3.2(e)) or Book-Entry Shares, without any interest thereon. Notwithstanding the foregoing, none of the Surviving Corporation, Parent, the Paying Agent, the Depositary or any other Person shall be liable to any former holder of Shares or ADSs for any amount properly delivered to a public official pursuant to applicable abandoned property, bona vacantia, escheat or similar Laws.  Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any domestic, multinational or foreign governmental or regulatory authority, agency, commission, body, court or other legislative, executive or judicial governmental entity (a “Governmental Entity”) shall become, to the extent permitted by applicable Laws, the property of the Surviving Corporation or its designee, free and clear of all claims or interest of any Person previously entitled thereto.

(e)                                  Lost, Stolen or Destroyed Certificates.  In the event any Share Certificate representing Shares entitled to receive the Per Share Merger Consideration pursuant to Section 3.1(a) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Share Certificate to be lost, stolen or destroyed and, if reasonably required by Parent or by the Paying Agent, the posting by such Person of a bond in customary amount and upon such terms as may be reasonably required by Parent or the Paying Agent as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Share Certificate, the Paying Agent will issue a cheque in the amount (after giving effect to any required tax withholdings) equal to (x) the number of Shares entitled to receive the Per Share Merger Consideration pursuant to Section 3.1(a) represented by such lost, stolen or destroyed Share Certificate multiplied by (y) the Per Share Merger Consideration.

(f)                                   Dissenters’ Rights.  No Person who has validly exercised their appraisal rights pursuant to Section 179 of the BVI Companies Act  shall be entitled to receive the Per Share Merger Consideration with respect to the Shares owned by such Person unless and until such Person shall have effectively withdrawn or lost such Person’s appraisal rights under the BVI Companies Act. Each Dissenting Shareholder shall be entitled to receive only the payment resulting from the procedure in Section 179 of the BVI Companies Act with respect to Shares owned by such Dissenting Shareholder. The Company shall give Parent (i) prompt notice of any written demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Law that are received by the Company relating to any rights of appraisal and (ii) the opportunity to direct all negotiations and proceedings with respect to demand for appraisal under the BVI Companies Act. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisal, offer to settle or settle any such demands or approve any withdrawal of any such demands.

(g)                                  Transfer Books; No Further Ownership Rights.  The Per Share Merger Consideration and the Per ADS Merger Consideration paid in respect of Shares entitled to receive the Per Share Merger Consideration pursuant to Section 3.1(a) upon the surrender for exchange of Share Certificates or for Book-Entry Shares, and the payment resulting from the procedure in Section 179 of the BVI Companies Act with respect to Shares owned by Dissenting Shareholders, in each case in accordance with the terms of this Article III, shall be deemed to have been paid in full satisfaction of all rights pertaining to such Shares, and at the Effective Time, the register of members of the Company shall be closed and thereafter there shall be no further registration of transfers on the register of members of the Surviving Corporation of Shares that were outstanding immediately prior to the Effective Time.  From and after the Effective Time, the holders of Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, except as otherwise provided for herein or by applicable Law.  Subject to the last sentence of Section 3.2(f), if, after the Effective Time, any Share Certificate is presented to the Surviving Corporation, Parent or the Paying Agent for transfer or any other reason, such Share Certificate shall be cancelled and shall be exchanged for the cash amount in immediately available funds to which the holder of the Share Certificate is entitled pursuant to this Article III.

(h)                                 Tax Withholding.  Each of Parent, the Company and the Paying Agent, without double counting, shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares, ADSs, or Company Options such amounts as may be required to be deducted or withheld therefrom under applicable Tax Law; provided that, as of the date of this Agreement, neither Parent nor the Company is aware of any obligation under applicable Tax Law to deduct or withhold from the consideration payable pursuant to this Agreement to such Persons other than (i) backup withholding under Section 3406 of the U.S. Internal Revenue Code of 1986, as amended, and the U.S. Treasury Regulations thereunder with respect to a holder of Shares or ADSs that does not provide a valid IRS Form W-8 or IRS Form W-9 and (ii) any Taxes required to be withheld from any consideration treated as compensation under applicable Tax Law.  If prior to the Closing Date, either Parent or the Company becomes aware of any change in Tax Law or other obligation to deduct and withhold Taxes from consideration payable hereunder, it shall promptly notify the other party in writing of such obligation.  If such obligation to deduct or withhold can be reduced or eliminated through the provision of an applicable certification or form, Parent and the Company shall use reasonable best efforts to provide the applicable holder of Shares, ADSs or Company Options with the opportunity to complete and provide such certification or form prior to the Closing Date.  To the extent that any amounts are deducted and withheld by Parent, the Company or the Paying Agent, such withheld amounts (i) shall be remitted by Parent, the Company or the Paying Agent to the applicable Governmental Entity and (ii) shall be treated for all purposes of this Agreement as having been paid to the holder of Shares, ADSs or Company Options in respect of which such deduction and withholding was made.

(i)                                     Termination of Deposit Agreement.  As soon as reasonably practicable after the Effective Time, the Surviving Corporation shall provide notice to the Depositary to terminate the Deposit Agreement in accordance with its terms.

(j)                                    Agreement of Fair Value.  Parent, Merger Sub and the Company respectively agree that the Per Share Merger Consideration represents the fair value of the Shares for the purposes of Section 179(8) of the BVI Companies Act.

3.3                               Treatment of Stock Plans.

(a)                                 Treatment of Options.  Immediately after the Effective Time, each outstanding option to purchase Shares (a “Company Option”) under the Stock Plan, whether vested or unvested, shall be assumed by Parent from and after the Effective Time, in accordance with the terms and conditions of the Stock Plan.

(b)                                 Corporate Actions.  At or prior to the Effective Time, the Company, the board of directors of the Company or the compensation committee of the board of directors of the Company, as applicable, shall adopt any resolutions and take any actions which are reasonably necessary to effectuate the provisions of Section 3.3(a).

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as may be disclosed in the Company Reports filed with or furnished to the Securities and Exchange Commission (the “SEC”) prior to the date hereof (excluding disclosures in such Company Reports contained in the “Risk Factors” and “Forward-Looking Statements” sections thereof), (b) as may be disclosed in this Agreement or in the disclosure schedule delivered to Parent by the Company on the date hereof (the “Company Disclosure Schedule”), or (c) for the matters that Mr. Simon Yiming Ma, Ms. Heidi Chou, and Mr. Yuhui Wang have Knowledge of as of the date hereof, the Company hereby represents and warrants to Parent and Merger Sub that:

4.1                               Organization, Good Standing and Qualification.  Each of the Company and its Subsidiaries is a legal entity duly organized, validly existing and in good standing (to the extent the relevant jurisdiction recognizes such concept of good standing) under the Laws of its respective jurisdiction of organization, and each of the Company and its Subsidiaries has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and in good standing (to the extent the relevant jurisdiction recognizes such concept of good standing) as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in good standing, or to have such power or authority, would not have, individually or in the aggregate, a Material Adverse Effect. A true, complete and correct copy of the memorandum and articles of association of the Company as amended to date has been publicly filed by the Company as part of the Company Reports.

4.2                               Capital Structure.  The Company is authorized to issue a maximum of 500,000,000 Shares with no par value, of which, as of the date of this Agreement, 185,069,020 Shares are issued and outstanding.  All of the issued and outstanding Shares have been duly authorized and are validly issued, fully paid and non-assessable.  As of the date hereof, 7,155,328 Company Options are issued and outstanding under the Company’s Performance Equity Plan adopted as of June 26, 2006 (the “Stock Plan”). Each of the outstanding shares of share capital or other securities of each of the Company’s directly or indirectly wholly owned Subsidiaries, which are set forth in Section 4.2 of the Company Disclosure Schedule (“Wholly Owned Subsidiaries”), has been duly authorized, and validly issued, and is fully paid and non-assessable (to the extent such concept is applicable in the relevant jurisdiction) and owned by the Company or by a Wholly Owned Subsidiary, free and clear of any lien, charge, pledge, security interest, mortgage, claim or other encumbrance (each, a “Lien” and collectively, “Liens”), other than the Permitted Liens. The outstanding shares of capital stock or other securities that are directly or indirectly owned by the Company of each of the Company’s Subsidiaries that are not Wholly Owned Subsidiaries (“Non-Wholly Owned Subsidiaries”) has been duly authorized and validly issued, and is fully paid and non-assessable (to the extent such concept is applicable in the relevant jurisdiction) and owned by the Company or by a Subsidiary, free and clear of any Lien other than Permitted Liens. Except as set forth in this Section 4.2, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue or sell any shares of share capital or other securities of the Company or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of the Company or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. The Company does not have any outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the shareholders of the Company on any matter. The Company is not party to a shareholder rights agreement, “poison pill” or similar agreement or plan.

4.3                               Corporate Authority; Approval and Fairness; No Violations.

(a)                                 The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute and deliver this Agreement, to perform its obligations under this Agreement and to consummate the Merger and the transactions contemplated hereby in accordance with the terms hereof, subject to the Requisite Company Vote. The execution, delivery and performance by the Company of this Agreement, and the consummation by it of the Merger and the other transactions contemplated hereby, have been duly authorized and approved by its board of directors, acting upon the unanimous recommendation of the Independent Committee, and, except for obtaining the Requisite Company Vote, no other corporate action on the part of the Company is necessary to authorize the execution, delivery and performance by the Company of this Agreement and the consummation by it of the Merger and the other transactions contemplated hereby.   This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery hereof by the other parties hereto, constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(b)                                 The affirmative vote of holders of Shares representing more than fifty percent (50%) of the outstanding Shares, present and voting in person or by proxy as a single class at the Shareholders’ Meeting, or any adjournment or postponement thereof (the “Requisite Company Vote”), is the only vote or approval of the holders of any class or series of share capital of the Company or any of its Subsidiaries which is necessary to approve and authorize this Agreement, the Plan of Merger and the Merger and the other transactions contemplated hereby.

(c)                                  Subject to Section 6.2(c), the board of directors of the Company, acting upon the unanimous recommendation of the Independent Committee, has (i) determined that the Merger, on the terms and subject to the conditions set forth herein, is fair to, and in the best interests of, the Company and its shareholders, (ii) approved and declared advisable this Agreement, the Merger and the other transactions contemplated hereby and (iii) resolved to recommend approval and authorization of this Agreement and the Plan of Merger to the holders of Shares (the “Company Recommendation”). Subject to Section 6.2(c), the board of directors of the Company, acting upon the unanimous recommendation of the Independent Committee, has directed that this Agreement and the Plan of Merger be submitted to the holders of Shares for their approval and authorization.

(d)                                 The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company and the consummation by the Company of the Merger or the other transactions contemplated hereby  will not (i) conflict with or violate any provision (x) of the memorandum and articles of association of the Company or (y) of the similar organizational documents of any of the Company’s Subsidiaries, (ii) assuming that the authorizations, consents and approvals referred to in Section 4.4 and the Requisite Company Vote are obtained and the filings referred to in Section 4.4 are made, violate any Laws applicable to the Company or any of its Subsidiaries, or (iii) violate or constitute a default under any of the terms, conditions or provisions of any loan or credit agreement, letter of credit, guarantee, power of attorney, debenture, note, bond, mortgage, indenture, deed of trust, lease, sublease, license, contract, agreement, commitment, arrangement, or understanding (each, whether oral or written, a “Contract”) to which the Company or any of its Subsidiaries is a party or accelerate the Company’s or, if applicable, any of its Subsidiaries’, obligations under any such Contract, or result in the creation of any Lien on any properties or assets of the Company or any of its Subsidiaries pursuant to a Contract, except, with respect to clauses (ii) and (iii) above, for any such violations, breaches or defaults or other occurrences which do not have, individually or in the aggregate, a Material Adverse Effect.

4.4                               Government Approvals.  Except for (i) compliance with the applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), including the filing of the Schedule 13E-3, which shall incorporate by reference a proxy statement relating to the Merger to be prepared in connection with the Shareholders’ Meeting (including any amendments or supplements thereto, the “Proxy Statement”), (ii) compliance with the rules and regulations of the NYSE and (iii) the filing of the BVI Plan of Merger with the Registrar of Corporate Affairs of the British Virgin Islands pursuant to the BVI Companies Act, no consent or approval of, or filing, license, permit or authorization, declaration or registration with, any Governmental Entity are necessary for the execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder and the consummation by the Company of the Merger and the other transactions contemplated hereby, except where the failure to make or obtain any such filings, declaration or registration or give such notice or to obtain such consent, approval, license, permit or authorization does not have, individually or in the aggregate, a Material Adverse Effect.

4.5                               Company Reports; Financial Statements.

(a)                                 The Company has filed or furnished, as applicable, all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC pursuant to the Exchange Act or the Securities Act of 1933, as amended (the “Securities Act”), since January 1, 2011 (the “Applicable Date”) (the forms, statements, reports and other documents filed or furnished since the Applicable Date and those filed or furnished subsequent to the date hereof, including any amendments or exhibits thereto and the documents incorporated by reference therein, collectively, the “Company Reports”). No Subsidiary of the Company is or has been required to file or furnish any periodic reports with the SEC. Except as otherwise provided in Section 4.5(a) of the Company Disclosure Schedule, each of the Company Reports, at the time of its filing or being furnished, complied in all material respects with the then applicable requirements of the Securities Act, the Exchange Act, applicable accounting standards and the Sarbanes-Oxley Act of 2002 (as amended and including the rules and regulations promulgated thereunder) (the “Sarbanes-Oxley Act”), and any rules and regulations promulgated thereunder applicable to the Company Reports, each in effect on such dates. As of their respective dates (or, if amended prior to the date hereof, as of the date of such amendment), the Company Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.

(b)                                 The Company maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act) that are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with United States generally accepted accounting principles (“GAAP”) and maintains policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on its financial statements.

(c)                                  Each of the consolidated balance sheets included in or incorporated by reference into the Company Reports (including the related notes and schedules) fairly presents, or, in the case of Company Reports filed after the date hereof, will fairly present, in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of its date, and each of the consolidated statements of income, changes in shareholders’ equity and cash flows included in or incorporated by reference into the Company Reports (including any related notes and schedules) fairly presents, or, in the case of Company Reports filed after the date hereof, will fairly present, in all material respects, the results of operations, changes in shareholders’ equity and cash flows, as the case may be, of such companies for the periods set forth therein (subject, in the case of unaudited interim statements, to normal year-end audit adjustments which are not material in the aggregate and the exclusion of certain notes in accordance with the rules of the SEC relating to unaudited financial statements), in each case in accordance with GAAP and the rules and standards of the Public Company Accounting Oversight Board except as may be noted therein.

(d)                                 The Company has implemented disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) that are reasonably designed to ensure that material information relating to the Company, including its Subsidiaries, required to be included in reports filed under the Exchange Act is communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure. Neither the Company nor, to the Knowledge of the Company, the Company’s independent registered public accounting firm has identified or been made aware of “significant deficiencies” or “material weaknesses” (as defined by the Public Company Accounting Oversight Board) in the design or operation of the Company’s internal controls and procedures which would adversely affect the Company’s ability to record, process, summarize and report financial data, in each case which has not been subsequently remediated.

4.6                               Absence of Certain Changes.  Since December 31, 2012 to the date hereof, except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto, (i) the Company and its Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice, and (ii) there has not been:

(a)                                 any amendment or modification to the memorandum and articles of association or other similar organizational documents (whether by merger, consolidation or otherwise) of the Company or any of its Subsidiaries;

(b)                                 any change in the financial condition, business or results of their operations or any circumstance, occurrence or development which, individually or in the aggregate, constitutes a Material Adverse Effect;

(c)                                  any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of share capital of the Company or any of its Subsidiaries (except for dividends or other distributions by any Subsidiary to the Company or to any Subsidiary of the Company);

(d)                                 any material change in any method of accounting or accounting practice by the Company or any of its Subsidiaries;

(e)                                  (x) any material increase in the compensation or benefits payable or to become payable to its officers or employees except for increases in the ordinary course of business and consistent with past practice or (y) any establishment, adoption, entry into or material amendment of any collective bargaining, bonus, profit sharing, equity, thrift, compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee, except to the extent required by applicable Law or, for agreements with any director, officer, or employee, new agreements not providing any severance; or

(f)                                   any agreement to do any of the foregoing.

4.7                               Litigation and Liabilities.  Except as set forth in Section 4.7 of the Company Disclosure Schedule, as of the date hereof, there are no civil, criminal, administrative or other actions, suits, claims, oppositions, litigations, hearings, arbitrations, investigations or other proceedings (“Actions”) pending or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries except for any such Actions that would not, individually or in the aggregate, have a Material Adverse Effect.  There are no obligations or liabilities of the Company or any of its Subsidiaries, whether or not accrued, contingent or otherwise (“Liabilities”) that would be required by GAAP to be reflected on a consolidated financial statements of the Company and its Subsidiaries, except (a) as reflected or reserved against in the Company’s consolidated financial statements (and the notes thereto) included in the Company Reports filed after the Applicable Date but prior to the date hereof, (b) for Liabilities incurred in the ordinary course of business consistent with past practice since the date of the most recent balance sheet included in the Company Reports, (c) for Liabilities incurred pursuant to the transactions contemplated by this Agreement, or (d) for Liabilities that do not constitute a Material Adverse Effect or are not reasonably likely to prevent or materially impair the consummation of the transactions contemplated by this Agreement.  As of the date hereof, neither the Company nor any of its Subsidiaries is a party to or subject to the provisions of any judgment, order, writ, injunction, decree, award, stipulation or settlement (“Judgment”) of any Governmental Entity which is material to the Company and its Subsidiaries, taken as a whole, or is reasonably likely to prevent or materially impair the consummation of the transactions contemplated by this Agreement.

4.8                               Employee Benefits.

(a)                                 All material benefit and compensation plans, employment agreements, contracts, policies or arrangements covering current or former employees of the Company and its Subsidiaries and current or former directors of the Company, including “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and deferred compensation, severance, stock option, stock purchase, stock appreciation rights, Company stock-based, incentive and bonus plans (collectively, the “Company Benefit Plans”), including Company Benefit Plans maintained outside of the United States primarily for the benefit of Employees working outside of the United States, are listed in Section 4.8(a) of the Company Disclosure Schedule. True and complete copies of all Company Benefit Plans and all amendments thereto have been made available to Parent and Merger Sub or disclosed in the Company Reports.

(b)                                 None of the Company Benefit Plans was or is subject to ERISA.

(c)                                  Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in conjunction with another event, such as a termination of employment) will (i) result in any payment becoming due to any current or former director or current or former employee of the Company or any of its Subsidiaries under any of the Company Benefit Plans or otherwise, (ii) increase any benefits otherwise payable under any of the Company Benefit Plans, or (iii) result in any acceleration of the time of payment or vesting of any such benefits.

(d)                                 There is no outstanding order against the Company Benefit Plans that has a Material Adverse Effect.

4.9                               Compliance with Laws; Licenses.

(a)                                 Except as would not have, individually or in the aggregate, a Material Adverse Effect, the businesses of each of the Company and its Subsidiaries have not been, since December 31, 2010, and are not being conducted in violation of any applicable United States federal, state or local, non-United States national, provincial or local, or multinational law, statute or ordinance, common law, or any rule, regulation, decree, treaty provision applicable to the Company and its Subsidiaries, or any Judgment or agency requirement having the force of law (collectively, “Laws”).  No investigation, audit or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or, to the Knowledge of the Company, threatened, nor has any Governmental Entity notified the Company of its intention to conduct the same, except for (A) investigations or reviews that would not have, individually or in the aggregate, a Material Adverse Effect and/or (B) any investigation or review related to the Merger.  As of the date hereof, neither the Company nor any of its Subsidiaries has received any notice or communication of any material noncompliance with any applicable Laws that has not been cured as of the date hereof.

(b)                                 The Company and its Subsidiaries each has made applications for or obtained, renewed and is in compliance with all material permits, licenses, certifications, approvals, registrations, consents, authorizations, franchises, variances, exemptions and orders issued or granted by a Governmental Entity (“Licenses”) necessary to conduct its business as presently conducted, except for any such License the absence or non-renewal of which would not have, individually or in the aggregate, a Material Adverse Effect.

(c)                                  Neither the Company, nor, to the Knowledge of the Company, any agent or other person acting on behalf of the Company, has violated in any material respect any provision of the Foreign Corrupt Practices Act of 1977, as amended, or any similar anti-corruption Laws applicable to the Company.

4.10                        Material Contracts.

(a)                                 Except for this Agreement and the Contracts filed as exhibits to the Company Reports, as of the date hereof, none of the Company or its Subsidiaries is a party to or bound by:

(i)                                     any Contract that is required to be filed by the Company pursuant to Item 4 of the Instructions to Exhibits of Form 20-F under the Exchange Act;

(ii)                                  any Contract involving the payment or receipt of amounts by the Company or any of its Subsidiaries, or relating to indebtedness for borrowed money or any financial guarantee, of more than US$2,500,000 in any calendar year on its face;

(iii)                               any Contract that contains a put, call or similar right pursuant to which the Company or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests of any Person or assets that have a fair market value or purchase price of more than US$2,500,000 other than in connection with the exercise of Company Options;

(iv)                              any Contract relating to the formation, creation, operation, management or control of any joint venture;

(v)                                 any Contract between the Company or any of its Subsidiaries and any director or executive officer of the Company or any Person beneficially owning five percent or more of the outstanding Shares required to be disclosed pursuant to Item 7B or Item 19 of Form 20-F under the Exchange Act; and

(vi)                              any non-competition Contract or other Contract that limits or purports to limit in any material respect the type of business in which the Company or its Subsidiaries may engage, the type of goods or services which the Company or its Subsidiaries may manufacture, produce, import, export, offer for sale, sell or distribute or the manner or locations in which any of them may so engage in any business or use their assets.

Each such Contract described in clauses (i) through (vi) above is referred to herein as a “Material Contract”.

(b)                                 Except as would not have, individually or in the aggregate, a Material Adverse Effect, (i) each of the Material Contracts is valid and binding on the Company or its Subsidiaries, as the case may be, and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, subject to the Bankruptcy and Equity Exception; and (ii) there is no material breach or default under any Material Contracts by the Company or any of its Subsidiaries.

4.11                        Properties.

Except as would not have, individually or in the aggregate, a Material Adverse Effect,

(a)                                 with respect to real property owned by the Company or any of its Subsidiaries, and all buildings, structures, improvements, and fixtures thereon (the “Owned Real Property”), (i) the Company or its applicable Subsidiary has good and marketable title, or validly granted long term land use rights and building ownership rights, as applicable, to the Owned Real Property, free and clear of any Liens other than the Permitted Liens, and (ii) there are no outstanding options or rights of first refusal to purchase the Owned Real Property, or any portion of the Owned Real Property or interest therein;

(b)                                 with respect to real property leased, subleased or licensed to the Company or any of its Subsidiaries, the lease, sublease or license for such property is valid, legally binding, enforceable and in full force and effect; and

(c)                                  the Company and its Subsidiaries have good and marketable title to, or a valid and binding leasehold interest in, all other material properties and assets (excluding Owned Real Property, Leased Real Property and Intellectual Property), in each case free and clear of all Encumbrances, except for Permitted Liens.

4.12                        Tax Matters.  The Company and each of its Subsidiaries (i) have prepared (or caused to be prepared) and timely filed (taking into account any extension of time within which to file) all material Tax Returns required to be filed by any of them and all such filed Tax Returns are true, complete and accurate in all material respects; and (ii) have timely paid all material Taxes required to be paid, other than any such Taxes that are being contested in good faith, have not been finally determined and have been adequately reserved against in accordance with GAAP on the balance sheet of the Company and its Subsidiaries (other than in the notes thereto), and any Taxes that the Company or any of its Subsidiaries are obligated to withhold from amounts owing to any employee, creditor or Third Party, except with respect to matters contested in good faith. As of the date hereof, there are no (x) pending or, to the Knowledge of the Company, threatened audits, examinations, investigations or other proceedings in respect of material Taxes or material Tax matters, or (y) Liens for Taxes on any of the assets of the Company or any of its Subsidiaries other than Permitted Liens. Neither the Company nor any of its Subsidiaries takes the position for tax purposes that it is a “resident enterprise” of the PRC or tax resident in any jurisdiction other than its jurisdiction of formation.

4.13                        Labor Matters.  Except as would not have, individually or in the aggregate, a Material Adverse Effect, as of the date hereof, (a) there is no material pending or, to the Knowledge of the Company, threatened dispute in respect of employment matters with the directors of the Company or any of its Subsidiaries or with any of the employees or former employees of the Company or any of its Subsidiaries, (b) each of the Company and its Subsidiaries is in compliance in all material respects with all applicable Laws of the PRC respecting employment, employment practices, labor, terms and conditions of employment and wages and hours, in each case, with respect to each of their current (including those on layoff, disability or leave of absence, whether paid or unpaid), former, or retired employees, officers or directors of the Company or any Subsidiary of the Company (collectively, “Employees”), and (c) other than regular payments to be made in the ordinary course of business consistent with past practice or required by applicable Law, neither the Company nor any of its Subsidiaries is liable for any payment to any trust or other fund or to any governmental or administrative authority, with respect to unemployment compensation benefits, social security or other benefits for Employees.

4.14                        Intellectual Property.

(a)                                 Except as would not have, individually or in the aggregate, a Material Adverse Effect, (i) the Company and its Subsidiaries own or have sufficient rights to use all Intellectual Property that is used in their respective businesses as currently conducted (the “Company IP”); (ii) all of the registrations and applications included in the Company IP owned or exclusively licensed by the Company, and, to the Knowledge of the Company, by its Subsidiaries, are subsisting; and (iii) all of the Company IP are free and clear of any Lien other than Permitted Liens.

(b)                                 Except as would not have, individually or in the aggregate, a Material Adverse Effect, neither the conduct of the business of the Company and/or the conduct of the business of each of its Subsidiaries nor the Company IP infringes, dilutes, misappropriates or otherwise violates any Intellectual Property rights of any Third Party; and to the Knowledge of the Company, no Third Party is infringing, diluting, misappropriating or otherwise violating any material Company IP owned or exclusively licensed by the Company or its Subsidiaries.

(c)                                  The Company and its Subsidiaries take and have taken commercially reasonable measures to maintain, preserve and protect the confidentiality of all material Trade Secrets, and to the Knowledge of the Company, such Trade Secrets have not been used or disclosed by any Person except pursuant to non-disclosure and/or license agreements or pursuant to obligations to maintain confidentiality arising by operation of law.

4.15                        Insurance.  Except as would not have, individually or in the aggregate, a Material Adverse Effect, (a) all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of the Company and its Subsidiaries are in full force and effect; (b) the Company has no reason to believe that it or any of its Subsidiaries will not be able (i) to renew its existing insurance coverage as and when such policies expire or (ii) to obtain comparable coverage from similar institutions as may be necessary or appropriate to conduct its business as now conducted at a reasonable cost; (c) neither the Company nor any of its Subsidiaries has received any threatened termination of, material premium increase with respect to, or material alteration of coverage under, any of its respective insurance policies in writing; and (d) neither the Company nor any of its Subsidiaries has been denied any insurance coverage which it has sought or for which it has applied.

4.16                        Opinion of Financial Advisor.  The Independent Committee has received the opinion of Duff & Phelps, LLC (the “IC Financial Advisor”), to the effect that, as of the date of such opinion, and subject to the various assumptions, qualifications and limitations set forth therein, the Per Share Merger Consideration to be received by holders of Shares and the Per ADS Merger Consideration to be received by holders of ADSs (in each case, other than holders of Excluded Shares) is fair, from a financial point of view, to such holders (without giving effect to any impact of the transactions contemplated hereunder on any particular holder of the Shares or ADSs other than in their capacity as holders of Shares or ADSs) and a copy of such opinion will promptly be provided to Parent, solely for informational purposes, following receipt thereof by the Independent Committee.  It is understood and agreed that such opinion may not be relied on by Parent or Merger Sub.

4.17                        Affiliated Transactions.  None of the officers or directors of the Company is presently a party to any transaction with the Company or any of its Subsidiaries which would be required to be reported under Item 404 of Regulation S-K of the SEC (other than for services as officers, directors or employees), other than for (a) payment of salary or fees for services rendered, (b) reimbursement for expenses incurred on behalf of the Company and (c) other employee benefits, including share award agreements under any share incentive plan of the Company.

4.18                        Brokers and Finders.  No broker, finder or investment banker (other than the IC Financial Advisor and Duff & Phelps Securities, LLC) is entitled to any brokerage fees, commissions, finders’ or other fees or commission or expenses reimbursement in connection with the Merger or the other transactions contemplated in this Agreement.

4.19                        No Additional Representations.  Except for the representations and warranties made by the Company in this Article IV, Parent and Merger Sub acknowledge that neither the Company nor any other Person makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries, notwithstanding the delivery or disclosure to Parent or any of its Affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing. Neither the Company nor any other Person will have or be subject to any liability or indemnity obligations to Parent, Merger Sub or any other Person resulting from the distribution or disclosure or failure to distribute or disclose to Parent, Merger Sub or any of its Affiliates or Representatives, or their use of, any information, unless and to the extent such information is expressly included in the representations and warranties contained in this Article IV.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby jointly and severally represent and warrant to the Company that:

5.1                               Organization, Good Standing and Qualification.  Each of Parent and Merger Sub is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in such good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to prevent or materially impair the ability of Parent and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement. Each of Parent and Merger Sub has made available to the Company complete and correct copies its memorandum and articles of association, or similar governing documents, as currently in effect.

5.2                               Corporate Authority.  (a)  Each of Parent and Merger Sub has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Merger and the transactions contemplated hereby in accordance with the terms hereof. This Agreement has been duly executed and delivered by Parent and Merger Sub and is a valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b)                                 The board of directors of Parent, the board of directors of Merger Sub, and Parent as the sole shareholder of Merger Sub, have duly and validly approved by resolution and authorized the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement by Parent and Merger Sub, as the case may be, and taken all such actions as may be required to be taken by the board of directors of Parent, the board of directors of Merger Sub and by Parent as the sole shareholder of Merger Sub to effect the transactions contemplated by this Agreement.

5.3                               Financing.  (a)  Parent has delivered to the Company a true, correct and complete copy of an executed debt commitment letter (the “Debt Commitment Letter”) from the financial institution or institutions identified therein (the “Lender”) to provide Parent with debt financing in an aggregate amount of US$70,000,000, subject to the terms and conditions therein, the proceeds of which shall be used to finance the consummation of the Merger and the other transactions contemplated by this Agreement (the “Debt Financing”). Parent has delivered to the Company a true, complete and correct copy of an executed equity commitment letter (the “Equity Commitment Letter”) pursuant to which Zoyi Management Consulting, Ltd. has committed, subject to the terms and conditions set forth therein, to cause certain of the funds and/or entities that it manages or advises, to purchase convertible notes of Parent at or immediately prior to the Effective Time for an aggregate cash purchase price in immediately available funds equal to US$20,000,000, plus an additional US$10,000,000 at the sole option of Zoyi Management Consulting, Ltd. (“Equity Financing”).  The Equity Commitment Letter and the Debt Commitment Letter are together referred to herein as the “Financing Documents”, and the Equity Financing together with the Debt Financing are referred to herein as the “Financing”.

(b)                                 As of the date hereof, (i) the Financing Documents are in full force and effect, (ii) none of the Financing Documents have been amended or modified, and (iii) no such amendment or modification is contemplated (other than amendments or modifications that are permitted by Section 6.9(a)), and (iv) the obligations and commitments contained in the Financing Documents have not been withdrawn or rescinded in any respect.  Parent or Merger Sub have fully paid any and all commitment fees or other fees in connection with the Financing Documents that are payable on or prior to the date hereof and will pay when due all other fees arising under the Financing Documents as and when they become due and payable thereunder.  Assuming (A) the Financing is funded in accordance with the Financing Documents, and (B) Parent and Merger Sub are obligated to close pursuant to Section 7.1 and Section 7.2 or the waiver of such conditions, Parent and Merger Sub will have at and after the Closing funds sufficient to pay the Exchange Fund and any other amounts required to be paid in connection with the consummation of the transactions contemplated hereby and related fees and expenses.  Each of the Financing Documents is in full force and effect and is a legal, valid and binding obligation of Parent, Merger Sub and the other parties thereto.  No event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of Parent or Merger Sub or, to the Knowledge of Parent, any other parties thereto, under any of the Financing Documents.  As of the date hereof, Parent and Merger Sub do not have any reason to believe that any of the conditions to the Financing will not be satisfied or that the Financing will not be available to Parent or Merger Sub at the Closing.  The Financing Documents contain all of the conditions precedent to the obligations of the parties thereunder to make the Financing available to Parent on the terms therein.  There are no side letters or other Contracts to which Parent or any of its Affiliates is a party related to the funding or investing, as applicable, of the full amount of the Financing other than as expressly set forth in the Financing Documents and any customary engagement letter and non-disclosure agreements (complete copies of which have been provided to the Independent Committee) that do not impact the conditionality or amount of the Financing.

(c)                                  The Equity Commitment Letter provides that, subject to the terms and conditions contained therein, the Company is a third party beneficiary thereto with respect to the provisions therein.

5.4                               Capitalization; No Prior Activities.  (a)  Parent is authorized to issue a maximum of 50,000 ordinary shares of a single class, with no par value.  As of the date of this Agreement, 50,000 ordinary shares are issued and outstanding, all of which are duly authorized, validly issued, fully paid and non-assessable.  Except as set forth in the Rollover Agreement, there are no options, warrants, convertible debt or other convertible instruments or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital of Parent or Merger Sub or obligating Parent or Merger Sub to issue or sell any shares of, or other equity interests in, Parent or Merger Sub.  All ordinary shares of Parent subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable. Parent was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and Parent has not conducted any business prior to the date hereof and has no, and prior to the Effective Time, will have no, assets, liabilities or obligations of any nature other than those incidental to its formation and capitalization, or pursuant to this Agreement, the Merger and the other transactions contemplated by the Transaction Documents.

(b)                                 Merger Sub is authorized to issue a maximum of 50,000 ordinary shares of a single class, with no par value, all of which are duly authorized, validly issued, fully paid and non-assessable and free of any preemptive rights in respect thereof.  All of the issued and outstanding share capital of Merger Sub is, and immediately prior to the Effective Time will be, owned by Parent. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, and it has not conducted any business prior to the date hereof and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and capitalization, pursuant to this Agreement, the Merger and the other transactions contemplated by the Transaction Documents.

5.5                               No Conflict; Required Filings and Consents; Creditors.  (a)  The execution and delivery of this Agreement by each of Parent and Merger Sub do not, and the performance of this Agreement by each of Parent and Merger Sub, and the consummation by each of Parent and Merger Sub of the Merger or other transactions contemplated hereby will not (i) conflict with or violate any provision of the memorandum and articles of association or other equivalent organizational documents of Parent or Merger Sub, (ii) assuming that the authorizations, consents and approvals referred to in Section 4.4 and the Requisite Company Vote are obtained and the filings referred to in Section 4.4 are made, violate any Law applicable to Parent or Merger Sub or by which any property or asset of Parent or Merger Sub is bound or affected, or (iii) violate or constitute a default under any Contract to which Parent or Merger Sub is a party or accelerate Parent or Merger Sub’s obligations under any such Contract, or result in the creation of any Lien on any properties or assets of Parent or Merger Sub pursuant to a Contract, except, with respect to clauses (ii) and (iii) above, for any such violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, prevent or materially impair the ability of Parent or Merger Sub to consummate the transactions contemplated by this Agreement.

(b)                                 The execution and delivery of this Agreement by each of Parent and Merger Sub do not, and the performance of this Agreement by each of Parent and Merger Sub, and the consummation of the transactions contemplated by this Agreement will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except (i) for applicable requirements, if any, of the Securities Act, the Exchange Act, and the rules and regulations thereunder (including, but not limited to, the filing of the Proxy Statement, and the filing of one or more amendments to the Proxy Statement to respond to comments of the SEC, if any, on such documents), (ii) for compliance with the rules and regulations of NYSE, (iii) for the filing of the BVI Plan of Merger with the Registrar of Corporate Affairs of the British Virgin Islands pursuant to the BVI Companies Act and related documentation, and (iv) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, prevent or materially impair the ability of Parent or Merger Sub to consummate the transactions contemplated by this Agreement.

(c)                                  Merger Sub does not have any secured or unsecured creditors.

5.6                               Absence of Litigation.  As of the date hereof, (i) there is no suit, claim, action, proceeding or investigation pending or, to Parent’s or Merger Sub’s Knowledge, threatened against Parent or Merger Sub or any of their respective Affiliates, or any property or asset of Parent or Merger Sub or any of their respective Affiliates, other than any such suit, claim, action, proceeding or investigation that would not reasonably be expected, individually or in the aggregate, to prevent or materially impair the consummation of the transactions contemplated by this Agreement and (ii) none of Parent, Merger Sub or any of their respective Affiliates or any of their respective material property or asset is subject to any Judgment, or, to the Knowledge of Parent, continuing investigation by, any Governmental Entity or any order of any Governmental Entity that would reasonably be expected to, individually or in the aggregate, prevent or materially impair the ability of Parent or Merger Sub to consummate the transactions contemplated by this Agreement.

5.7                               Brokers and Finders.  No broker, finder or investment banker is entitled to any brokerage, finders’ or other fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Parent or Merger Sub or any of their Affiliates, the fees and expenses of which will be paid by Parent.

5.8                               Limited Guarantee.  Concurrently with the execution of this Agreement, Parent has delivered to the Company a duly executed Limited Guarantee with respect to certain matters on the terms specified therein.  The Limited Guarantee is in full force and effect and constitutes a legal, valid, binding and enforceable obligation of the Limited Guarantor, and no event has occurred, which, with or without notice, lapse of time or both, would constitute a default on the part of the Limited Guarantor under the Limited Guarantee.

5.9                               Solvency.  Neither Parent nor Merger Sub is entering into the transactions contemplated under the Transaction Documents with the intent to hinder, delay or defraud either present or future creditors.  Assuming the satisfaction of the conditions of Parent and Merger Sub to consummate the Merger as set forth in Section 7.1 and Section 7.2, immediately after giving effect to all of the transactions contemplated hereby, including the Financing, the payment of the Exchange Fund, the payment of all other amounts required to be paid in connection with the consummation of the transactions contemplated hereby, and the payment of all related fees and expenses, the Surviving Corporation shall be able to pay its debts as they become due as required by the BVI Companies Act.

5.10                        Ownership of Company Shares.  As of the date hereof, other than as a result of this Agreement, the Rollover Agreement or the Voting Agreement, neither Parent nor Merger Sub beneficially owns (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any Company Shares or other securities or any other economic interest (through derivative securities or otherwise) of the Company or any options, warrants or other rights to acquire Company Shares or other securities of, or any other economic interest (through derivatives securities or otherwise) in the Company.

5.11                        Buyer Group Contracts.  (a)  Parent has delivered to the Company a true, correct and complete copy of each of the Buyer Group Contracts.  As of the date hereof, other than the Buyer Group Contracts, there are no Contracts relating to the transactions contemplated hereby to which any of the following Persons is a party: Parent, Merger Sub, each of the Rollover Shareholders, the Lender, the Limited Guarantor, Zoyi Management Consulting, Ltd. and/or any of their respective Affiliates.

(b)                                 Other than the Buyer Group Contracts, there are no Contracts (i) between Parent, Merger Sub or any of their Affiliates (excluding the Company and its Subsidiaries), on the one hand, and any of the Company’s or its Subsidiaries’ directors, officers, employees or shareholders, on the other hand, that relate in any way to the transactions contemplated hereby, or (ii) pursuant to which any holder of Shares would be entitled to receive consideration of a different amount or nature than the Per Share Merger Consideration, the Per ADS Merger Consideration or pursuant to which any holder of Shares has agreed to vote to approve this Agreement or the Merger or has agreed to vote against any Acquisition Proposal.

5.12                        Non-Reliance on Company Estimates.  The Company has made available to Parent and Merger Sub, and may continue to make available, certain estimates, projections and other forecasts for the business of the Company and its Subsidiaries and certain plan and budget information.  Each of Parent and Merger Sub acknowledges that these estimates, projections, forecasts, plans and budgets and the assumptions on which they are based were prepared for specific purposes and may vary significantly from each other.  Further, each of Parent and Merger Sub acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts, plans and budgets, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans and budgets), and that neither Parent nor Merger Sub is relying on any estimates, projections, forecasts, plans or budgets furnished by the Company, its Subsidiaries or their respective Affiliates and Representatives, and neither Parent nor Merger Sub shall, and shall cause its Affiliates and their respective Representatives not to, hold any such Person liable with respect thereto.

5.13                        No Additional Representations.  Except for the representations and warranties made by Parent and Merger Sub in this Article V, the Company acknowledges that neither Parent nor Merger Sub nor any other Person makes any other express or implied representation or warranty with respect to Parent or Merger Sub, notwithstanding the delivery or disclosure to the Company or any of its Affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing.

5.14                        Independent Investigation.  Parent and Merger Sub have conducted their own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Company and its Subsidiaries, which investigation, review and analysis was performed by Parent, Merger Sub, their respective Affiliates and Representatives.  Each of Parent and Merger Sub acknowledges that as of the date hereof, it, its Affiliates and their respective Representatives have been provided adequate access to the personnel, properties, facilities and records of the Company and its Subsidiaries for such purpose.  In entering into this Agreement, each of Parent and Merger Sub acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any statements, representations or opinions of any of the Company, its Affiliates or their respective Representatives (except the representations and warranties of the Company set forth in Article IV of this Agreement and in any certificate delivered pursuant to this Agreement).

ARTICLE VI

COVENANTS

6.1                               Conduct of Business Pending the Merger.

(a)                                 Operation of the Company’s Business.  Except (i) as required by applicable Law, (ii) as expressly required or permitted by this Agreement, or (iii) as consented to in writing by Parent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company covenants and agrees as to itself and its Subsidiaries that, from the date hereof until the earlier of the Effective Time or the termination of this Agreement in accordance with Article VIII, the business of the Company and its Subsidiaries shall be conducted in the ordinary course in all material respects and the Company and its Subsidiaries shall use their respective reasonable efforts to preserve their business organizations substantially intact and maintain its existing relations and goodwill with Governmental Entities, key customers, suppliers, and other Persons with whom the Company or any Subsidiary of the Company has material business relations. Without limiting the generality of, and in furtherance of, the foregoing, from the date hereof until the earlier of the Effective Time or the termination of this Agreement in accordance with Article VIII, except (A) as otherwise expressly required or permitted by this Agreement or as required by Law; (B) as set forth in Section 6.1(a) of the Company Disclosure Schedule, or (C) as Parent may approve in advance in writing (which approval shall not be unreasonably withheld, conditioned or delayed), the Company will not and will not permit its Subsidiaries to, directly or indirectly:

(i)                                     adopt or propose any change in the memorandum and articles of association or equivalent organizational documents of the Company or any of its Subsidiaries;

(ii)                                  effect any scheme of arrangement, merge or consolidate the Company or any of its Subsidiaries with any other Person, except for any such transactions among Wholly Owned Subsidiaries of the Company that are not obligors or guarantors of Third Party indebtedness, or other than in the ordinary course, restructure, reorganize or completely or partially liquidate or otherwise enter into any Contracts imposing material changes or material restrictions on assets, operations or businesses of the Company and its Subsidiaries;

(iii)                               acquire, whether by purchase, merger, consolidation, scheme of arrangement or acquisition of stock or assets or otherwise, any assets, securities, properties, interests, or businesses or make any investment (whether by purchase of stock or securities, contributions to capital, loans to, or property transfers), in each case, other than (A) in the ordinary course of business, (it being understood and agreed that the acquisition of all or substantially all of the assets or outstanding shares or other equity securities of any Person is not in the ordinary course of business), or (B) if not in the ordinary course of business, with a value or purchase price (including the value of assumed liabilities) not in excess of US$2,500,000 (or an equivalent amount in RMB) individually or US$2,500,000 (or an equivalent amount in RMB) in the aggregate for all such transactions by the Company and its Subsidiaries;

(iv)                              issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, or redeem, purchase or otherwise acquire, any share capital of the Company or any of its Subsidiaries, or securities convertible or exchangeable into or exercisable for any share capital, or any options, warrants or other rights of any kind to acquire any share capital or such convertible or exchangeable securities, other than (A) in connection with the exercise of Company Options outstanding on the date hereof or (B)  pursuant to Contracts in effect as of the date hereof or granted in compliance with Section 6.1(xix);

(v)                                 create or incur (A) any Lien on any Company IP owned by the Company or any of its Subsidiaries outside the ordinary course of business or (B) any Lien on any other assets of the Company or any of its Subsidiaries, which assets have a value in excess of US$2,500,000, in each case, other than Permitted Liens;

(vi)                              make any loans or capital contributions to or investments in any Person (other than the Company or any direct or indirect Wholly Owned Subsidiary of the Company) in excess of US$2,500,000, except pursuant to Contracts in effect as of the date hereof which have been filed as exhibits to the Company Reports filed with the SEC;

(vii)                           declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its share capital (except for dividends paid by any Subsidiary to the Company or to any other Subsidiary and periodic dividends and other periodic distributions by Non-Wholly Owned Subsidiaries in the ordinary course consistent with past practices), or enter into any Contract with respect to the voting of its share capital;

(viii)                        reclassify, split, combine, subdivide, directly or indirectly, any of its share capital or securities convertible or exchangeable into or exercisable for any of its share capital;

(ix)                              incur, alter, amend or modify, any indebtedness for borrowed money or guarantee such indebtedness of another Person, or permit any Subsidiary of the Company to guarantee any indebtedness of the Company, other than the incurrence or guarantee of indebtedness in the ordinary course of business not to exceed US$2,500,000 in the aggregate, including any borrowings under the existing credit facilities of the Company and its Subsidiaries to fund working capital needs, and such other actions taken in the ordinary course of business consistent with past practice;

(x)                                 make or authorize any capital expenditure in excess of US$2,500,000 per project or related series of projects of US$2,500,000 in the aggregate, other than expenditures necessary to maintain existing assets in good repair, consistent with past practice;

(xi)                              make any changes with respect to accounting policies or procedures materially affecting the reported consolidated assets, liabilities or results of operations of the Company and its Subsidiaries, except as required by changes in applicable generally accepted accounting principles or Law;

(xii)                           settle any Action before a Governmental Entity by or against the Company or any of its Subsidiaries or relating to any of their business, properties or assets, other than settlements (A) requiring of the Company and its Subsidiaries only the payment of monetary damages not exceeding US$2,500,000 and (B) not involving the admission of any wrongdoing by the Company or any of its Subsidiaries;

(xiii)                        engage in the conduct of any new line of business material to the Company and its Subsidiaries, taken as a whole;

(xiv)                       enter into, amend or modify, in any material respect, or terminate, or waive any material rights under, any Material Contract (or Contract that would be a Material Contract if such Contract had been entered into prior to the date hereof);

(xv)                          make or change any material Tax election, materially amend any Tax Return (except as required by applicable Law), enter into any material closing agreement with respect to Taxes, surrender any right to claim a material refund of Taxes, settle or finally resolve any material controversy with respect to Taxes or materially change any method of Tax accounting;

(xvi)                       (A) with regard to material Intellectual Property owned by the Company or any of its Subsidiaries, transfer, sell, license, mortgage, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any such material Intellectual Property, other than licenses or other Contracts granted in the ordinary course of business, or cancellation, abandonment, allowing to lapse or expire such Intellectual Property that is no longer used or useful in any of the Company’s or its Subsidiaries’ respective businesses or pursuant to Contracts in effect prior to the date hereof; and (B) with regard to other assets, transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any material assets, licenses, operations, rights, product lines, businesses or interests therein of the Company or its Subsidiaries, including capital stock of any of its Subsidiaries, except in connection with services provided in the ordinary course of business, sales of products in the ordinary course of business and sales of obsolete assets and except for sales, leases, licenses or other dispositions of assets with a fair market value not in excess of US$2,500,000 in the aggregate, in each case, other than pursuant to Contracts in effect as of the date hereof;

(xvii)                    except as required pursuant to existing written plans or Contracts in effect as of the date hereof, as otherwise required by applicable Law or in the ordinary course of business consistent with past practice, (A) enter into any new employment or compensatory agreements (including the renewal of any consulting agreement) with any employee, consultant or director of the Company or any of its Subsidiaries except employment agreements with newly hired employees in the ordinary course of business consistent with past practice and not providing any severance, (B) grant or provide any severance or termination payments or benefits to any director, officer or employee of the Company or any of its Subsidiaries, (C) increase the compensation, bonus or pension, welfare, severance or other benefits of, pay any bonus to, or make any new equity awards to any director, officer or employee of the Company or any of its Subsidiaries, in each case, except increases in compensation and bonus in the ordinary course of business consistent with past practice, (D) establish, adopt, materially amend or terminate any Company Benefit Plan (except as required by Law) or amend the terms of any outstanding equity-based awards, (E) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under any Company Benefit Plan, to the extent not already required in any such Company Benefit Plan, (F) materially change any actuarial or other assumptions used to calculate funding obligations with respect to any Company Benefit Plan or to change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP, or (G) forgive any loans to directors, officers or employees of the Company or any of its Subsidiaries; or

(xviii)                 agree, authorize or commit to do any of the foregoing.

(b)                                 Operation of Parent’s and Merger Sub’s Business.  Each of Parent and Merger Sub agrees that, from the date hereof until the earlier of the Effective Time or the termination of this Agreement in accordance with Article VIII, it shall not: (i) take any action that is intended to or would reasonably be likely to result in any of the conditions to effecting the Merger or the Financing becoming incapable of being satisfied; or (ii) take any action or fail to take any action which would, or would be reasonably likely to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Parent or Merger Sub to consummate the Merger or the other transactions contemplated by the Transaction Documents.

(c)                                  No Control of Other Party’s Business.  Nothing contained in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent’s or Merger Sub’s operations. Prior to the Effective Time, each of Parent, Merger Sub and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries respective operations.

6.2                               Acquisition Proposals.

(a)                                 Solicitation Period.  Notwithstanding anything to the contrary set forth in this Agreement, during the period beginning on the date of this Agreement and continuing until 11:59 p.m. (Hong Kong time) on the day that is thirty (30) days following the date of this Agreement (the “Go-Shop Period End Date”), the Company, the Company’s Subsidiaries and their respective Representatives shall have the right (acting under the direction of the Independent Committee) to, directly or indirectly: (i) solicit, initiate, facilitate and encourage any Acquisition Proposal, including by way of providing access to information to any Person (each, a “Solicited Person”) pursuant to one or more confidentiality agreements on terms at least as restrictive as those contained in Section 9.12, provided that any material non-public information concerning the Company or its Subsidiaries provided to such Solicited Person given such access shall, to the extent not previously provided to Parent or Merger Sub, be provided to Parent as promptly as reasonably practicable after it is provided to such Solicited Person; (ii) enter into, continue or otherwise participate in any discussions or negotiations with respect to any Acquisition Proposal or otherwise cooperate with, assist, participate in, facilitate or take any other action in connection with any such inquiries, proposals, discussions or negotiations or any effort or attempt to make any Acquisition Proposal.  Within forty-eight (48) hours following the Go-Shop Period End Date, the Company shall notify Parent of the material terms and conditions of the Acquisition Proposals (including any amendments or modifications thereof) received from any Excluded Party and the identity thereof.  The Company shall immediately cease any discussions with any Person (other than Parent and any Excluded Party) that are ongoing as of the Go-Shop Period End Date and that relate, or may reasonably be expected, to lead to an Acquisition Proposal, except as otherwise expressly provided in Sections 6.2(b) and 6.2(c).

(b)                                 No Solicitation or Negotiation.  The Company agrees that, immediately after the Go-Shop Period End Date until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VIII, neither it nor any of its Subsidiaries nor any of the officers and directors of it or any of its Subsidiaries shall, and that it shall instruct and cause its and its Subsidiaries’ respective Representatives not to, directly or indirectly: (A) initiate, solicit or knowingly encourage any inquiries or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, any Acquisition Proposal; or (B) engage in, continue or otherwise participate in any discussions or negotiations regarding, or provide any non-public information to any Third Party with the intent to induce the making, submission or announcement of, or the intent to encourage or assist, an Acquisition Proposal.  Notwithstanding the foregoing, the Company may take and continue to take any of the actions described in Section 6.2(a) and, subject to Section 6.2(c), from and after the Go-Shop Period End Date with respect to any Solicited Person that, prior to the Go-Shop Period End Date, has made a bona fide Acquisition Proposal that the Independent Committee determines in good faith (after consultation with its financial advisor and outside legal counsel) constitutes or would reasonably be expected to result in a Superior Proposal (each such Solicited Person, an “Excluded Party”).  Notwithstanding anything contained in this Section 6.2(b) to the contrary, any Excluded Party shall cease to be an Excluded Party for all purposes under this Agreement immediately at such time as the Acquisition Proposal made by such party is withdrawn, is terminated or expires, or the Independent Committee determines in good faith (after consultation with its financial advisor and outside legal counsel) that such Acquisition Proposal ceases to constitute, or ceases to be reasonably likely to lead to, a Superior Proposal (a “Terminated Acquisition Proposal”).  After the Go-Shop Period End Date, other than with respect to Persons who at the Go-Shop Period End Date are Excluded Parties, and at any subsequent time with respect to any Person (including a formerly Excluded Party) that has made an Acquisition Proposal that becomes a Terminated Acquisition Proposal, the Company shall immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with such Person conducted theretofore by the Company, its Subsidiaries or any of their respective Representatives with respect to any Acquisition Proposal and shall use reasonable best efforts to require such Person to promptly return or destroy any confidential information previously furnished by the Company, any of its Subsidiaries or any of their respective Representatives.

(c)                                  Notwithstanding anything in the foregoing to the contrary, at any time prior to the receipt of the Requisite Company Vote, if the Company has otherwise complied in all material respects with Section 6.2(b), (i) following receipt by the Company of an Acquisition Proposal from any Person, the Company and its Representatives may contact such Person solely in order to (A) clarify and understand the terms and conditions of any Acquisition Proposal made by such Person so as to determine whether such Acquisition Proposal constitutes or would reasonably be expected to result in a Superior Proposal and (B) notify such Person of the restrictions of this Section 6.2; and (ii) the Company may (A) provide information in response to a request therefor by a Person (other than any Affiliate of the Company) who has made such an Acquisition Proposal that the Independent Committee believes in good faith to be bona fide and if the Company receives from the Person so requesting such information an executed confidentiality agreement containing terms at least as restrictive as those contained in Section 9.12; and promptly discloses (and, if applicable, provides copies of) any such information to Parent and Merger Sub to the extent not previously provided to Parent and Merger Sub; (B) engage or participate in any discussions or negotiations with any Person who has made such an Acquisition Proposal of the type described in clause (ii)(A) above; or (C) after having complied with this Section 6.2(c), approve, recommend, or otherwise declare advisable or propose to approve, recommend or declare advisable (publicly or otherwise) such an Acquisition Proposal; provided, however, that (x) in each such case referred to in clause (ii)(A) or (ii)(B) above, the Independent Committee has determined in good faith based on the information then available (and after consultation with its financial advisor and outside legal counsel) that such Acquisition Proposal either constitutes a Superior Proposal or would reasonably be expected to result in a Superior Proposal; and (y) in the case referred to in clause (ii)(C) above, the Independent Committee determines in good faith (after consultation with its financial advisor and outside legal counsel) that such Acquisition Proposal is a Superior Proposal.

(d)                                 No Company Adverse Recommendation or Alternative Acquisition Agreement.  The board of directors of the Company and the Independent Committee shall not:

(i)                                     withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to Parent or Merger Sub the Company Recommendation with respect to the Merger; or

(ii)                                  except as expressly permitted by, and after compliance with, Section 8.3(a), cause or permit the Company to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement (other than a confidentiality agreement referred to in Section 6.2(c) entered into in compliance with this Section 6.2) relating to any Acquisition Proposal (an “Alternative Acquisition Agreement”).

Notwithstanding anything to the contrary set forth in this Agreement, prior to the time, but not after, the Requisite Company Vote is obtained, the board of directors of the Company, based on the recommendation of the Independent Committee, may (x) withhold, withdraw, qualify or modify the Company Recommendation in a manner adverse to Parent or Merger Sub, and/or authorize the Company to terminate this Agreement pursuant to Section 8.1(d)(ii) or (y) approve, recommend or otherwise declare advisable any Superior Proposal not solicited, entered into or agreed to in breach of this Section 6.2, and/or authorize the Company to terminate this Agreement pursuant to Section 8.1(d)(ii) or enter into an Alternative Acquisition Agreement with respect to such Superior Proposal, in each case, if the board of directors of the Company (acting through the Independent Committee) determines in good faith, after consultation with outside legal counsel to the Independent Committee, that failing to do so is inconsistent with its fiduciary obligations under applicable Laws (a “Company Adverse Recommendation”); provided, however, that prior to making any Company Adverse Recommendation, (i) the Company and the Independent Committee shall give Parent and Merger Sub at least three (3) Business Days written notice advising that the Company (acting through the Independent Committee) (the “Notice of Superior Proposal”) currently intends to take such action and the basis therefor, including all required information under Section 6.2(f), (ii) during the three (3) Business Day period following Parent’s and Merger Sub’s receipt of the Notice of Superior Proposal, the Company shall, and shall cause its Representatives to, negotiate with Parent and Merger Sub in good faith (to the extent Parent and Merger Sub desire to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Superior Proposal ceases to constitute a Superior Proposal, and (iii) following the end of the three (3) Business Day period, the Company shall have determined in good faith, taking into account any changes to this Agreement proposed in writing by Parent and Merger Sub in response to the Notice of Superior Proposal or otherwise, that the Acquisition Proposal giving rise to the Notice of Superior Proposal continues to constitute a Superior Proposal. Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of this Section 6.2 and shall require a new Notice of Superior Proposal to Parent and Merger Sub as contemplated by Section 6.2(f); and the Company shall be required to comply with the requirements of this Section 6.2 fully with respect to such amended Acquisition Proposal.

(e)                                  Certain Permitted Disclosure.  Nothing contained in this Section 6.2 shall be deemed to prohibit the Company from complying with its disclosure obligations under United States federal or state Law, or other applicable Laws, with regard to an Acquisition Proposal; provided, however, that if such disclosure includes a Company Adverse Recommendation, Parent and Merger Sub shall have the right to terminate this Agreement as set forth in Section 8.1(c) (it being understood that a statement by the Company that describes the Company’s receipt of an Acquisition Proposal and the operation of this Agreement with respect thereto, or any “stop, look or listen” communication that contains only the information set forth in Rule 14d-9(f) under the Exchange Act shall not be deemed a Change of Company Recommendation).

(f)                                   Notice.  After the Go-Shop Period End Date, the Company agrees that it will promptly (and, in any event, within 48 hours) notify Parent and Merger Sub in writing if any proposals or offers with respect to an Acquisition Proposal are initially received by, any such information is initially requested from, or any such discussions or negotiation are initially sought to be initiated or continued with, it or any of its Representatives (in each case received after the Go-Shop Period End Date) indicating, in connection with such notice, the name of such Person, the material terms and conditions of any proposals or offers and whether the Company has any intention to provide confidential information to such Person, and thereafter shall use reasonable efforts to keep Parent and Merger Sub informed, on a reasonably current basis (and in any event within 48 hours of the occurrence of any material changes, developments, discussions or negotiations) of the status and material terms of any such Acquisition Proposal and of any material changes in the status and material terms of any such Acquisition Proposal. Without limiting the foregoing, the Company shall promptly (and in any event within 48 hours) notify Parent and Merger Sub in writing if it determines to initiate actions concerning an Acquisition Proposal as permitted by this Section 6.2. The Company shall not, and shall cause its Subsidiaries not to, enter into any confidentiality agreement with any Person subsequent to the date hereof that prohibits the Company from providing such information to Parent or Merger Sub.

6.3                               Preparation of the Proxy Statement and Schedule 13E-3.  (a)  Proxy Statement.  As soon as reasonably practicable following the date of this Agreement, the Company shall, with assistance and cooperation of Parent and Merger Sub, prepare the Proxy Statement.  Parent and Merger Sub shall promptly furnish all information as the Company may reasonably request in connection with such actions and the preparation of the Proxy Statement.

(b)                                 Schedule 13E-3.  Concurrently with the preparation of the Proxy Statement, the Company shall, with assistance and cooperation of Parent and Merger Sub, prepare and file with the SEC the Schedule 13E-3. The Company, Parent and Merger Sub shall cooperate with the Company in the preparation of the Schedule 13E-3, including, without limitation, furnishing to the Company the information relating to it required by the Exchange Act to be set forth in the Schedule 13E-3.

(c)                                  SEC Comments.  Each of Parent, Merger Sub and the Company will use its reasonable best efforts to resolve and respond to as promptly as practicable any comments made by the SEC with respect to the Proxy Statement and/or the Schedule 13E-3.  The Company will advise Parent, promptly after it receives notice thereof, of any request by the SEC for amendment of the Proxy Statement and/or the Schedule 13E-3 or comments thereon and responses thereto or requests by the SEC for additional information and will promptly supply Parent with copies of all material correspondence between the Company and the SEC or its staff, with respect to the Proxy Statement, the Schedule 13E-3 or the transactions contemplated by this Agreement.  Prior to mailing the Proxy Statement and filing the Schedule 13E-3 or any other required filings (or, in each case, any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company shall provide Parent with an opportunity to review and comment on such document or response and shall include in such document or response comments reasonably proposed by Parent. The Company shall use its reasonable best efforts to mail the Proxy Statement and all other proxy materials to the holders of Company Shares as promptly as practicable after having cleared SEC comments on the Proxy Statement and the Schedule 13E-3; provided that the Company shall not be required to mail the Proxy Statement on or before the Go-Shop Period End Date.  If necessary in order to comply with applicable securities Laws, after the Proxy Statement shall have been so mailed, the Company shall promptly circulate amended, supplemental or supplemented proxy material, and, if required in connection therewith, re-solicit proxies.

(d)                                 Information Supplied.  Each of the Company, Parent and Merger Sub shall use its reasonable efforts so that neither the Schedule 13E-3 nor the Proxy Statement will, with respect to the Schedule 13E-3, as of the date it and any amendment or supplement to it is filed with the SEC or, with respect to the Proxy Statement, at the time of each of (a) the mailing of the Proxy Statement or any amendments or supplements thereto and (b) the Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading.  Notwithstanding the foregoing, the Company makes no representation with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement or the Schedule 13E-3.  The Proxy Statement and the Schedule 13E-3 will comply as to form in all material respects with the requirements of the Exchange Act.

6.4                               Shareholders’ Meeting.  (a)  The Company will take, in accordance with applicable Law and its memorandum and articles of association, all actions necessary to convene an extraordinary general meeting (the “Shareholders’ Meeting”) as promptly as reasonably practicable after the SEC confirms that it has no further comments on the Schedule 13E-3 and Proxy Statement to consider and vote upon the approval and authorization of this Agreement and the Plan of Merger; provided that the Company shall not be required to call, give notice of or hold the Shareholders’ Meeting on or before the Go-Shop Period End Date.  The Company may adjourn or postpone the Shareholders’ Meeting to the extent necessary to ensure that any supplement or amendment to the Proxy Statement is provided to its shareholders within a reasonable number of days prior to the Shareholders’ Meeting, and the Company may adjourn or postpone the Shareholders’ Meeting if as of the time for which the Shareholders’ Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Shareholders’ Meeting or if the Company deems necessary to solicit more proxies.

(b)                                 Notwithstanding anything to the contrary set forth in this Agreement, in the event the Company effects a Company Adverse Recommendation in accordance with Section 6.2(c), the Company shall have the right not to submit this Agreement to the holders of Shares for the approval at, and shall have the right not to hold the Shareholders’ Meeting.

6.5                               Filings; Other Actions; Notification.

(a)                                 Cooperation.  Subject to the terms and conditions set forth in this Agreement, the Company, Parent and Merger Sub and their respective Representatives shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under this Agreement and applicable Laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement as soon as reasonably practicable, including preparing, execution and filing as promptly as reasonably practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any Third Party and/or any Governmental Entity in order to consummate the Merger or any of the other transactions contemplated by this Agreement.

(b)                                 Information.  The Company, Parent and Merger Sub each shall, upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the Schedule 13E-3, or any other statement, filing, notice or application made by or on behalf of Parent, Merger Sub, the Company or any of their respective Subsidiaries to any Third Party and/or any Governmental Entity in connection with the Merger and the transactions contemplated by this Agreement.

(c)                                  Status.  Subject to applicable Laws and as required by any Governmental Entity, the Company, on the one hand, Parent and Merger Sub, on the other hand, shall keep each other reasonably apprised of the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices or other communications received by Parent, Merger Sub or the Company, as the case may be, or any of its Subsidiaries, from any Governmental Entity with respect to the Merger and the other transactions contemplated by this Agreement. The Company shall give reasonably prompt notice to Parent and Merger Sub of any change, fact or condition that is reasonably expected to result in a Material Adverse Effect or of any failure of any condition to Parent’s and Merger Sub’s respective obligations to effect the Merger. Parent and Merger Sub shall give reasonably prompt notice to the Company of any change, fact or condition that is reasonably expected to prevent or materially impair the consummation of the transactions contemplated by this Agreement or of any failure of any condition to the Company’s obligations to effect the Merger.

6.6                               Access and Reports.  (a)  Subject to applicable Law, upon reasonable advance notice from Parent, the Company shall, and shall cause its Subsidiaries to (i) afford Parent’s officers and other authorized Representatives reasonable access, during normal business hours, upon reasonable prior notice, to its employees, properties, books, Contracts and records and, (ii) during such period, furnish as promptly as reasonably practicable to Parent and their authorized Representatives all information concerning its business, properties and personnel as may reasonably be requested in writing; provided, however, that the Company shall not be required to provide access to or disclose any information if such access or disclosure would jeopardize any attorney-client privilege, work product doctrine or other applicable privilege of the Company or any of its Subsidiaries, violate any Contract, Law or Judgment, or give a Third Party the right to terminate or accelerate the rights under a Contract.

(b)                                 All information obtained by Parent pursuant to this Section 6.6 shall be deemed as Confidential Information and shall be kept confidential in accordance with Section 9.12 of this Agreement.  Parent shall be responsible for any unauthorized disclosure by its Representatives of any such information provided or made available pursuant to this Section 6.6.

6.7                               Stock Exchange Delisting.  Parent shall use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NYSE to cause the delisting of the Shares from the NYSE and the deregistration of the Company under the Exchange Act as promptly as practicable after the Effective Time.

6.8                               Publicity.  The initial press release regarding the execution of this Agreement shall be a joint press release, mutually agreed upon by the Company and Parent. After the initial press release, so long as this Agreement is in effect, the Company and Parent shall consult with each other prior to issuing any press releases or otherwise making public announcements with respect to the Merger and the other transactions contemplated by this Agreement and prior to making any filings with any Governmental Entity (including any national securities exchange or interdealer quotation service) with respect thereto, except as may be required by Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or interdealer quotation service or by the request of any Governmental Entity.

6.9                               Financing.

(a)                                 Each of Parent and Merger Sub shall take, or cause to be taken, all actions and do, or cause to be done, all things necessary to arrange and obtain the Financing in a timely manner, including to (i) negotiate and enter into a definitive agreement (the “Facility Agreement”) prior to the Closing with respect to the Debt Financing on the terms and conditions contained in the Debt Commitment Letter, (ii) maintain in effect the Financing Documents, the Facility Agreement or the Alternative Financing Documents, as applicable, (iii) satisfy, or cause its Representatives to satisfy, on a timely basis all conditions in the Financing Documents, the Facility Agreement or the Alternative Financing Documents, as applicable, (iv) cause the Lender and any other Persons providing the Debt Financing to fund the Debt Financing at or prior to the Closing, (v) cause Zoyi Management Consulting, Ltd. to fund the Equity Financing at or prior to the Closing, and (vi) subject to the terms and conditions of the Financing Documents, the Facility Agreement or the Alternative Financing Documents, as applicable, draw upon and consummate the Financing at or prior to the Closing.

(b)                                 In the event that any portion of the Financing becomes unavailable in the manner or from the sources contemplated in the Financing Documents despite Parent’s reasonable best efforts to obtain the Financing, (i) Parent shall promptly notify the Company, and (ii) Parent shall use its reasonable best efforts to arrange to obtain any such portion of the Financing from alternative sources, on terms that are no less favorable in the aggregate to Parent (the “Alternative Financing”), as promptly as practicable following the occurrence of such event, including entering into definitive agreements with respect thereto (the “Alternative Financing Documents”).  In connection with its obligations under this Section 6.9, Parent shall be permitted to amend, modify or replace the Financing Documents or the Facility Agreement; provided, however, that the amendment, modification or replacement shall comply with this Section 6.9.  Each of Parent and Merger Sub shall keep the Company reasonably informed of all the material steps for arranging the Alternative Financing, if applicable and provide to the Company copies of the Contracts for the Alternative Financing.

(c)                                  Subject to the terms and conditions of this Agreement, each of Parent and Merger Sub shall not permit any amendment or modification to be made to, or any waiver of any provision under, the Financing Documents, the Facility Agreement or the Alternative Debt Financing Documents if such amendment, modification or waiver (i) reduces (or could have the effect of reducing) the aggregate amount of the Financing (including by increasing the amount of fees to be paid or original issue discount unless the Financing is increased by a corresponding amount or additional Financing is otherwise made available to fund such fees or original issue discount), or (ii) imposes new or additional conditions or otherwise expands, amends or modifies any of the conditions to the Financing, or otherwise expands, amends or modifies any other provisions of the Financing Documents, the Facility Agreement or the Alternative Debt Financing Documents in a manner that would reasonably be expected to (x) delay or prevent or make less likely the funding of the Financing (or satisfaction of the conditions to the Financing) on the Closing Date or (y) materially adversely impact the ability of Parent to enforce its rights against other parties to the Financing Documents, the Facility Agreement or the Alternative Debt Financing Documents.  Parent shall give the Company prompt notice of any actual or potential breach by any party under the Financing Documents, the Facility Agreement or the Alternative Debt Financing Documents or any potential breach by any party under the Financing Documents, the Facility Agreement or the Alternative Debt Financing Documents or any potential dispute or disagreement between or among any parties to the Financing Documents of which Parent or Merger Sub becomes aware or any communications from the Lender to the effect that the Lender may not provide any portion of the Debt Financing contemplated by the Debt Commitment Letter or the Facility Agreement.

(d)                                 Prior to the Closing Date, the Company shall use its reasonable best efforts to, and shall cause each of its Subsidiaries to use its reasonable best efforts to, cooperate, in each case at Parent’s sole expense, in connection with the arrangement of the Financing as may be reasonably requested by the Lender or any alternative sources arranged by Parent in compliance with Section 6.9(a); provided, however, that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries. Such cooperation by the Company and its Subsidiaries shall include, at the request of the Lender or any alternative sources arranged by Parent in compliance with Section 6.9(a), (i) delivering such officer’s and other certificates (and related documents thereto) as reasonably required by the Lender or any alternative sources arranged by Parent in compliance with Section 6.9(a) and as are, in the good faith determination of the persons executing such certificates, accurate, (ii) entering into such agreements and arrangements as reasonably required by the Lender or any alternative sources arranged by Parent in compliance with Section 6.9(a), including agreements to pledge, guarantee, grant security interests in, and otherwise grant Liens on, the Company’s or its Wholly Owned Subsidiaries’ assets; provided, however, that no obligation of the Company or its Wholly Owned Subsidiaries under any such agreement, pledge, guarantee or grant contemplated by this clause (ii) shall be effective until the Effective Time, (iii) providing Parent as promptly as practicable with financial and other pertinent information with respect to the Company and its Subsidiaries as reasonably required by Parent, the Lender, or any alternative sources arranged by Parent in compliance with Section 6.9(a), (iv) making the Company’s executive officers and other relevant employees reasonably available to assist the Lender providing the Debt Financing, and (v) taking all corporate actions, subject to the occurrence of the Closing, reasonably requested by Parent to permit consummation of the Financing and the direct borrowing or incurrence of all proceeds of the Financing by the Surviving Corporation immediately following the Effective Time.

(e)                                  Parent shall promptly, upon the termination of this Agreement, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Company or any of its Subsidiaries in connection with the cooperation of the Company and its Subsidiaries contemplated by this Section 6.9 and shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all liabilities or losses suffered or incurred by any of them in connection with the arrangement of the Financing and any information used in connection therewith (except with respect to any information provided by or on behalf of the Company or any of its Subsidiaries).  Each of Parent and Merger Sub acknowledges and agrees that the Company and its Subsidiaries and their respective Representatives shall not, prior to the Effective Time, incur any liability to any person under any financing that Parent and Merger Sub may raise in connection with the transactions contemplated by this Agreement.

(f)                                   Each of Parent and Merger Sub acknowledges and agrees that the obtaining of the Financing or any Alternative Financing is not a condition to the Closing, and reaffirms its obligation to consummate the transactions contemplated hereunder irrespective and independent of the availability of the Financing or any Alternative Financing, subject to the applicable conditions set forth in Article VII, the breach of which obligation will give rise to the remedies set forth in Section 8.3 or Section 9.11, as applicable.

6.10                        Expenses.  Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such expense except as otherwise provided in this Agreement.

6.11                        Indemnification; Directors’ and Officers’ Insurance.

(a)                                 The indemnification, advancement and exculpation provisions of certain indemnification agreements by and among the Company and its directors and certain executive officers, as in effect at the Effective Time shall survive the Merger and shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who are current or former directors, officers or employees of the Company or any person who becomes a director or officer of the Company or any of its Subsidiaries prior to the Effective Time (the “Indemnified Parties”). The Memorandum and Articles of Association will contain provisions with respect to exculpation and indemnification that are at least as favorable to the directors, officers or employees of the Company as those contained in the memorandum and articles of association of the Company as in effect on the date hereof, except to the extent prohibited by the BVI Companies Act or any other applicable Law, which provisions will not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of the Indemnified Parties, unless such modification is required by Law.

(b)                                 From and after the Effective Time until the sixth anniversary of the Effective Time, the Surviving Corporation shall comply with all of the Company’s obligations, and shall cause its Subsidiaries to comply with their respective obligations to indemnify and hold harmless (including any obligations to advance funds for expenses) (i) the Indemnified Parties thereof against any and all costs or expenses (including reasonable attorneys’ fees and expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (“Damages”), arising out of, relating to or in connection with (A) the fact that an Indemnified Party is or was a director or officer of the Company or any of its Subsidiaries, (B) any acts or omissions occurring or alleged to occur prior to or at the Effective Time to the extent provided under the Company’s or such Subsidiaries’ respective organizational and governing documents or agreements in effect on the date hereof and to the fullest extent permitted by the BVI Companies Act or any other applicable Law, including (x) the approval of this Agreement, the Merger or the other transactions contemplated by this Agreement or arising out of or pertaining to the transactions contemplated by this Agreement, and (y) actions to enforce this provision or any other indemnification or advancement right of any Indemnified Party; provided, however, that such indemnification shall be subject to any limitation imposed from time to time under applicable Law; and (ii) such Indemnified Parties against any and all Damages arising out of acts or omissions in connection with such persons serving as an officer, director or other fiduciary in any entity if such service was at the request or for the benefit of the Company or any of its Subsidiaries.

(c)                                  The Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain the Company’s and its Subsidiaries’ existing directors’ and officers’ liability insurance (including for acts or omissions occurring in connection with this Agreement and the consummation of the transactions contemplated hereby) covering each Indemnified Parties covered as of the Effective Time by the Company’s officers’ and directors’ liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date hereof for a period of six years after the Effective Time; provided, however, that, subject to the immediately succeeding sentence, in no event shall the Surviving Corporation be required to expend in any one year an amount in excess of 300% of the current annual premium paid by the Company for such insurance. Alternatively, the Company may and, at Parent’s request, the Company will, purchase a six-year “tail” prepaid policy prior to the Effective Time on terms with respect to the coverage and amounts that are equivalent to those of the existing directors’ and officers’ liability insurance maintained by the Company. If such “tail” prepaid policies have been obtained by the Company prior to the Closing, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain such policies in full force and effect, and continue to honor the respective obligations thereunder, and all other obligations under this Section 6.11(c) shall terminate.

(d)                                 If Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving company or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then the obligations of Parent or the Surviving Corporation, as the case may be, that are set forth under this Section 6.11 shall survive, and to the extent necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 6.11.

(e)                                  The provisions of this Section 6.11 shall survive the consummation of the Merger and are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their heirs and legal representatives, each of which shall be a third-party beneficiary of the provisions of this Section 6.11.

(f)                                   The agreements and covenants contained in this Section 6.11 shall not be deemed to be exclusive of any other rights to which any such Indemnified Party is entitled, whether pursuant to Law, Contract or otherwise.  Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries or their respective officers, directors and employees.

6.12                        Resignations.  To the extent requested by Parent in writing at least five (5) Business Days prior to Closing, on the Closing Date, the Company shall use reasonable best efforts to cause to be delivered to Parent duly signed resignations, effective as of the Effective Time, of the directors of the Company or any Subsidiary of the Company designated by Parent.

6.13                        Participation in Litigation.  Prior to the Effective Time, Parent shall give prompt notice to the Company, and the Company shall give prompt notice to Parent, of any Actions commenced or, to the Company’s Knowledge on the one hand and Parent’s Knowledge on the other hand, threatened against such party which relate to this Agreement and the transactions contemplated hereby.  The Company shall give Parent the opportunity to participate in the defense or settlement of any shareholder litigation against the Company and/or its directors relating to the transactions contemplated hereby, and no such litigation shall be settled without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

6.14                        Actions Taken at the Direction of Certain Company Officers.  Notwithstanding any other provision of this Agreement to the contrary, the Company shall not be deemed to be in breach of any representation, warranty, covenant or agreement hereunder, including, without limitation, Article VI hereof, if the alleged breach is the proximate result of action or inaction taken by the Company at the written direction of Mr. Simon Yiming Ma, Ms. Heidi Chou or Mr. Yuhui Wang.  Parent shall not have any right to (a) terminate this Agreement under Section 8.1(c)(i) or (b) claim any damages (including the Company Termination Fee) or seek any other remedy at law or in equity, in each case for any breach or inaccuracy in the representations and warranties of the Company set forth in this Agreement to the extent Mr. Simon Yiming Ma, Ms. Heidi Chou or Mr. Yuhui Wang had Knowledge as of the date of this Agreement of such breach or inaccuracy.

ARTICLE VII

CONDITIONS PRECEDENT

7.1                               Conditions to Each Party’s Obligation to Effect the Merger.  The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver at or prior to the Closing Date of each of the following conditions:

(a)                                 Requisite Company Vote.  The Requisite Company Vote shall have been obtained.

(b)                                 No Injunction.  No court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that is in effect which restrains, enjoins or otherwise prohibits the consummation of the Merger (collectively, an “Injunction”).

7.2                               Conditions to Obligations of Parent and Merger Sub.  The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by Parent at or prior to the Closing Date of each of the following conditions:

(a)                                 Representations and Warranties.  The representations and warranties of the Company contained in this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) as of the date hereof and as of the Closing Date as though made on and as of the Closing Date, in each case, except (i) to the extent such representation or warranty is expressly made as of a specific date, in which case such representations and warranties shall be true and correct as of such specific date only and (ii) where the failure of such representations and warranties of the Company to be so true and correct has not had a Material Adverse Effect.

(b)                                 Performance of Obligations of the Company.  The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c)                                  No Material Adverse Effect.  Since the date hereof, there shall not have been any Effect that has had, individually or in the aggregate, a Material Adverse Effect and is ongoing.

(d)                                 Parent shall have received a certificate signed by an executive officer of the Company certifying as to the matters set forth in Sections 7.2(a), (b) and (c).

7.3                               Conditions to Obligation of the Company.  The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Closing Date of each of the following conditions:

(a)                                 Representations and Warranties.  The representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” set forth therein) as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, in each case, except (i) to the extent such representation or warranty is expressly made as of a specific date, in which case such representations and warranties shall be true and correct as of such specific date only and (ii) where the failure of such representations and warranties of Parent and Merger Sub to be so true and correct has not, individually or in the aggregate, prevented or materially adversely affected the ability of Parent or Merger Sub to consummate the transactions contemplated hereby.

(b)                                 Performance of Obligations of Parent and Merger Sub.  Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c)                                  The Company shall have received a certificate signed by an officer or director of each of Parent and Merger Sub certifying as to matters set forth in Sections 7.3(a) and (b).

7.4                               Frustration of Closing Conditions.  Prior to the Termination Date, none of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in Article VII to be satisfied if such failure was caused by such party’s failure to act in good faith to comply with this Agreement and consummate the transactions contemplated hereby.

ARTICLE VIII

TERMINATION

8.1                               Termination.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after receipt of the Requisite Company Vote (except as otherwise expressly noted):

(a)                                 by the mutual written consent of the Company and Parent duly authorized by each of their respective boards of directors (in the case of the Company, acting upon the recommendation of the Independent Committee); or

(b)                                 by either of the Company or Parent:

(i)                                     if the Merger shall not have been consummated on or before June 18, 2014 (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(b)(i) shall not be available to a party if the failure of the Merger to have been consummated on or before the Termination Date was primarily due to the breach or failure of such party to perform in any material respect any of its obligations under this Agreement;

(ii)                                  if any Injunction permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger shall become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(b)(ii) shall not be available to a party if the issuance of such Injunction was primarily due to the breach or failure of such party to perform in any material respect any of its obligations under this Agreement; or

(iii)                               if the Shareholders’ Meeting shall have been held and completed and the Requisite Company Vote shall not have been obtained at the Shareholders’ Meeting duly convened therefor or at any adjournment or postponement thereof; or

(c)                                  by Parent,

(i)                                     if the representations and warranties of the Company shall have become untrue after the date of this Agreement or the Company shall have breached or failed to perform any of its covenants or agreements set forth in this Agreement, which failure to be true and correct, breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 7.1 or Section 7.2 and (B) cannot be cured by the Company by the Termination Date, or if capable of being cured, shall not have been cured within thirty (30) Business Days following receipt by the Company of written notice of such breach or failure to perform from Parent stating Parent’s intention to terminate this Agreement pursuant to this Section 8.1(c)(i) and the basis for such termination (or, if earlier, the Termination Date); provided, however, that, Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(c)(i) if either Parent or Merger Sub is then in material breach of any representations, warranties, covenants or other agreements hereunder that would result in the conditions to Closing set forth in Section 7.1 or Section 7.3 not being satisfied; or

(ii)                                  if the board of directors of the Company shall have made a Company Adverse Recommendation; or

(d)                                 by the Company,

(i)                                     if the representations and warranties of Parent or Merger Sub shall have become untrue after the date of this Agreement or Parent or Merger Sub shall have breached or failed to perform any of their covenants or agreements contained in this Agreement, which failure to be true and correct, breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 7.1 or Section 7.3 and (B) cannot be cured by the Termination Date, or if capable of being cured, shall not have been cured within thirty (30) Business Days following receipt by Parent or Merger Sub of written notice of such breach or failure to perform from the Company stating the Company’s intention to terminate this Agreement pursuant to this Section 8.1(d) and the basis for such termination (or, if earlier, the Termination Date); provided, however, that, the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(d) if it is then in material breach of any representations, warranties, covenants or other agreements hereunder that would result in the conditions to Closing set forth in Section 7.1 or Section 7.2 not being satisfied;

(ii)                                  prior to obtaining the Requisite Company Vote, the board of directors of the Company (upon the recommendation of the Independent Committee) has effected a Company Adverse Recommendation and/or authorized termination of this Agreement in order to enter into an Alternative Acquisition Agreement relating to a Superior Proposal; provided that the Company has complied in all material respects with Section 6.2; or

(iii)                               if (A) all of the conditions to closing contained in Section 7.1 and Section 7.2 have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing), (B) Parent and Merger Sub fail to complete the Closing within ten (10) Business Days following the date the Closing should have occurred pursuant to Section 2.2, and (C) the Company stands ready, willing and able to consummate the transactions contemplated hereby during such period.

8.2                               Effect of Termination.  In the event of a valid termination of this Agreement pursuant to Section 8.1, written notice thereof shall be given to the other party or parties, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void and there shall be no liability on the part of Parent, Merger Sub or the Company or their respective Representatives, except that (i) this Section 8.2, Section 8.3, Article IX (in the case of Section 9.11, solely with respect to enforcement of the payment obligations in Section 8.3) shall remain in full force and effect and survive termination of this Agreement and (ii) nothing shall relieve any party from liability for fraud.

8.3                               Termination Fee.

(a)                                 In the event that:

(i)                                     (A) a bona fide Acquisition Proposal shall have been made, proposed or communicated (and not withdrawn) by a Third Party after the date hereof and prior to the Shareholders’ Meeting (or prior to the termination of this Agreement if there has been no Shareholders’ Meeting), (B) following the occurrence of an event described in the preceding clause (A), this Agreement is terminated by the Company or Parent pursuant to Section 8.1(b)(i) or Section 8.1(b)(iii), and (C) within twelve (12) months of the termination of this Agreement, any Acquisition Proposal by such Third Party is entered into or consummated by the Company; or

(ii)                                  this Agreement is terminated (A) by Parent pursuant to Section 8.1(c) or (B) by the Company pursuant to Section 8.1(d)(ii);

then, in any such event under clause (i) or (ii) of this Section 8.3(a), the Company shall pay if and as directed by Parent or its designee a cash amount equal to US$3,000,000 (the “Tier I Termination Fee”) to Parent or its designee by wire transfer of same day funds; provided, however, with respect to clauses (i) and (ii) above, if this Agreement is terminated by Parent or the Company in connection with an Acquisition Proposal received by the Company on or before the Go-Shop Period End Date, then the Company shall pay if and as directed by Parent or its designee a cash amount equal to US$1,500,000 (the “Tier II Termination Fee” and collectively with the Tier I Termination Fee, the “Company Termination Fee”) to Parent or its designee by wire transfer of same day funds in lieu of, and not in addition to, the Tier I Termination Fee.  The Company shall pay the Company Termination Fee within five (5) Business Days following such termination, in the case of a termination referred to in clause (ii), or within five (5) Business Days after the earlier of the date on which an agreement is entered into with respect to an Acquisition Proposal or an Acquisition Proposal is consummated in the case of clause (i); it being understood that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion.  Subject to Section 9.11, if the Company pays the Company Termination Fee pursuant to this Section 8.3(a), then any such payment shall be the sole and exclusive remedy available to Parent and Merger Sub with respect to this Agreement and the transactions contemplated by the Transaction Documents.  In the event that Parent or its designee seeks or receives full payment of the Company Termination Fee pursuant to this Section 8.3(a), the receipt of the Company Termination Fee shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, Merger Sub, any of their respective Affiliates or any other Person in connection with this Agreement (and the termination hereof), the transactions contemplated hereby (and the abandonment thereof) or any matter forming the basis for such termination, and none of Parent, Merger Sub, any of their respective Affiliates or any other Person shall be entitled to bring or maintain any claim, action or proceeding against the Company or any of its Representatives arising out of or in connection with this Agreement or the other Transaction Documents, any of the transactions contemplated hereby or thereby (or the abandonment or termination thereof) or any matters forming the basis for such termination; provided, however, that nothing in this Section 8.3(a) shall limit the rights of Parent and Merger Sub under Section 9.11.

(b)                                 In the event that the Company shall terminate this Agreement pursuant to Section 8.1(d)(i) or Section 8.1(d)(iii), Parent shall pay or cause to be paid to the Company or its designee promptly (but in any event no later than five (5) Business Days) after the Company validly terminates this Agreement pursuant to Section 8.1(d)(i) or Section 8.1(d)(iii), a termination fee equal to US$3,000,000 (the “Parent Termination Fee”), which amount shall be payable in cash in immediately available funds, by wire transfer to an account or accounts designated in writing by the Company.

(c)                                  Each of the parties hereto acknowledge that the agreements contained in this Section 8.3 are an integral part of the Merger, and that without these agreements the other parties would not enter into this Agreement; accordingly, if the Company or Parent, as the case may be, fails to timely pay any amount due pursuant to this Section 8.3, and, in order to obtain the payment, Parent or the Company, as the case may be, commences an Action which results in a judgment against the other party, with respect to Parent or Merger Sub, or parties, with respect to the Company for the payment set forth in this Section 8.3, such paying party shall pay the other party or parties, as applicable, its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such Action, together with interest on such amount at the prime rate as published in the Wall Street Journal in effect on the date such payment was required to be made through the date such payment is actually received.

ARTICLE IX

MISCELLANEOUS AND GENERAL

9.1                               Non-Survival of Representations and Warranties and Agreements.  None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and agreements, shall survive the Effective Time, except for those covenants and agreements contained herein (including Article II, Article III, Section 6.6(b), Section 6.11, Section 6.14, Section 8.3, and this Article IX) to the extent that by their terms apply or are to be performed in whole or in part after the Effective Time.

9.2                               Modification or Amendment.  This Agreement may be amended with the approval of the respective boards of directors of the parties at any time (whether before or after the adoption of this Agreement by the shareholders of the Company); provided, however, that (a) in the case of the Company, the board of directors of the Company and the Independent Committee have approved such amendment in writing, and (b) after any such adoption of this Agreement by the Requisite Company Vote, no amendment shall be made which by law requires further approval of the shareholders of the Company without the further approval of such shareholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

9.3                               Waiver.  The conditions to each of the parties’ obligations to consummate the Merger are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable Laws and this Section 9.3.  Notwithstanding the foregoing, no failure or delay by the Company, Parent or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

9.4                               Governing Law and Venue.

(a)                                 This Agreement shall be interpreted, construed and governed by and in accordance with the Laws of the State of New York without regard to the conflicts of law principles thereof.  Notwithstanding the foregoing, if any provision of this Agreement with specific reference to the Laws of the British Virgin Islands shall be subject to the Laws of the British Virgin Islands, the Laws of the British Virgin Islands shall supersede the Laws of the State of New York with respect to such provision.

(b)                                 Any dispute, controversy or claim arising out of or relating to this Agreement or its subject matter (including a dispute regarding the existence, validity, formation, effect, interpretation, performance or termination of this Agreement) (each a “Dispute”) shall be finally settled by arbitration.

(i)                                     The place of arbitration shall be Hong Kong, and the arbitration shall be administered by the Hong Kong International Arbitration Centre (the “HKIAC”) in accordance with the Arbitration Rules of the HKIAC then in force (the “HKIAC Rules”).

(ii)                                  The arbitration shall be decided by a tribunal of three (3) arbitrators, whose appointment shall be in accordance with the HKIAC Rules. Arbitration proceedings (including but not limited to any arbitral award rendered) shall be in English.

(iii)                               Subject to the agreement of the tribunal, any Dispute(s) which arise subsequent to the commencement of arbitration of any existing Dispute(s), shall be resolved by the tribunal already appointed to hear the existing Dispute(s).

(iv)                              The award of the arbitration tribunal shall be final and conclusive and binding upon the parties as from the date rendered.

(v)                                 Judgment upon any award may be entered and enforced in any court having jurisdiction over a party or any of its assets. For the purpose of the enforcement of an award, the parties irrevocably and unconditionally submit to the jurisdiction of any competent court and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

9.5                               Notices.  Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, by facsimile (which is confirmed) or overnight courier (with proof of delivery):

(a)                                 If to Parent or Merger Sub:

Camelot Employee Scheme Inc.
c/o Camelot Information Systems Inc.

Beijing Publishing House

A6 North Third Ring Road

Xicheng District, Beijing 100120, China
Attention:  Joshua King

Facsimile: +86 10 8201 9100

E-mail:  jking@camelotchina.com

with a copy to (which copy shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP
30th Floor, China World Office 2
1 Jianguomenwai Avenue
Beijing 100004, PRC
Attention: Peter Huang, Esq.
Facsimile: +86 10 6535 5577
e-mail: peter.huang@skadden.com

(b)                                 If to the Company:

Camelot Information Systems Inc.
Beijing Publishing House

A6 North Third Ring Road

Xicheng District, Beijing 100120, China
Attention: Sharrie Gao
Facsimile: +86 10 8201 9100
e-mail: gaowei@camelotchina.com

with a copy to (which copy shall not constitute notice):

Shearman & Sterling
12th Floor, Gloucester Tower
The Landmark, 15 Queen’s Road Central
Hong Kong
Attention:                                         Paul Strecker, Esq.
Facsimile:                                         +852 2140 0338
e-mail:                                                          paul.strecker@shearman.com

or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed properly delivered, given and received (i) upon receipt when delivered by hand, (ii) one (1) Business Day after being sent by courier or express delivery service or by facsimile, or (iii) three (3) Business Days after being sent by first-class certified mail, return receipt requested, provided, however, that in each case the notice or other communication is sent to the address or facsimile number set forth beneath the name of such party above (or to such other address or facsimile number as such party shall have specified in a written notice given to the other parties hereto).

9.6                               Entire Agreement.  This Agreement, the schedules and exhibits hereto (including the Company Disclosure Schedule), the Rollover Agreement, the Voting Agreement, the Limited Guarantee and the Financing Documents constitute the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof.

9.7                               No Third Party Beneficiaries.  Except as expressly set forth in Section 5.3(c) (Financing), Section 6.9 (Financing) and] Section 6.11 (Indemnification; Directors’ and Officers’ Insurance) of this Agreement, this Agreement is not intended to, and does not, confer upon any Person other than the parties who are signatories hereto any rights or remedies hereunder by reason of this Agreement.

9.8                               Severability.  The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance is determined by a court of competent jurisdiction to be invalid, illegal, void or unenforceable the remaining provisions hereof, shall, subject to the following sentence, remain in full force and effect and shall in no way be affected, impaired or invalidated thereby, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination, that any provision or the application thereof is invalid, illegal, void or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner so that the transactions contemplated hereby are consummated as originally contemplated to the fullest extent permitted by applicable Law.

9.9                               Interpretation; Absence of Presumption.

(a)                                 For the purposes hereof, (i) words in the singular shall be held to include the plural and vice versa and words of one gender shall be held to include the other gender as the context requires; (ii) the terms “hereof,” “herein,” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole (including the schedules, exhibits and annexes hereto) and not to any particular provision of this Agreement, and Article, Section, paragraph, and clause references are to the Articles, Sections, paragraphs, and clauses to this Agreement unless otherwise specified; (iii) the word “including” and words of similar import when used in this Agreement shall mean “including without limitation”; (iv) the word “or” shall not be exclusive; (v) references to a Person are also to its successors and permitted assigns; provisions shall apply, when appropriate, to successive events and transactions; (vi) all references to any period of days shall be deemed to be to the relevant number of calendar days unless otherwise specified and (vii) all terms defined herein shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein.

(b)                                 The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

9.10                        Assignment.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties, and any purported assignment in violation of this Agreement shall be void ab initio.  Subject to the foregoing, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.

9.11                        Specific Performance.  (a).  The parties hereto agree that irreparable damage, for which monetary damages would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached by the parties hereto.  Prior to the termination of this Agreement pursuant to Section 8.1, it is agreed that the parties hereto shall be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, in each case in accordance with this Section 9.11 and subject to Section 9.11(b) below, this being in addition to any other remedy to which they are entitled under the terms of this Agreement at law or in equity.  Each party hereto accordingly agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such party under this Agreement all in accordance with the terms of this Section 9.11.  Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to post a bond or undertaking in connection with such order or injunction sought in accordance with the terms of this Section 9.11.

(b)                                 Notwithstanding anything herein to the contrary, (i) while the parties hereto may pursue both a grant of specific performance and the payment of the amounts set forth in Section 8.3, neither Parent and Merger Sub, on the one hand, nor the Company, on the other hand, shall be permitted or entitled to receive both a grant of specific performance that results in a Closing and payment of such amounts, and (ii) upon the payment of such amounts, the remedy of specific performance shall not be available against the party making such payment.

9.12                        Confidentiality.  (a)  Prior to and during the term of this Agreement, the Company has disclosed or may disclose and deliver to Parent and Merger Sub Confidential Information.  Subject to Section 9.12(b), unless otherwise agreed to in writing by the Company, Parent and Merger Sub shall (i) except as required by Law, keep confidential and not disclose or reveal any Confidential Information to any Person other than their respective Representatives (A) who are actively and directly participating in the evaluation and consummation of the transactions contemplated by this Agreement and other Transaction Documents or who otherwise need to know the Confidential Information for the transactions contemplated by this Agreement and other Transaction Documents and (B) whom Parent and Merger Sub will cause to observe the terms of this Section 9.12, and (ii) not to use Confidential Information for any purpose other than in connection with the transactions contemplated by this Agreement and other Transaction Documents.  Each of Parent and Merger Sub acknowledges that it shall be responsible for any breach of the terms of this Section 9.12 by itself or its Representatives and each of Parent and Merger Sub agrees, at its sole expense, to take all reasonable measures (including but not limited to court proceedings) to restrain its Representatives from prohibited or unauthorized disclosure or use of the Confidential Information.

(b)                                 In the event that Parent, Merger Sub or any of their respective Representatives is required, based on the written opinion of its outside legal counsel, by Law to disclose any Confidential Information, Parent will provide the Company with prompt notice of such request or requirement in order to enable the Company to seek an appropriate protective order or other remedy (and if the Company seeks such an order, Parent and Merger Sub will provide such cooperation as the Company shall reasonably request), to consult with Parent with respect to the Company’s taking steps to resist or narrow the scope of such request or legal process, or to waive compliance, in whole or in part, with the terms of this Section 9.12.  In the event that such protective order or other remedy is not obtained, or the Company waives compliance, in whole or in part, with the terms of this Section 9.12, Parent, Merger Sub or any of their respective Representatives will disclose only that portion of the Confidential Information that Parent or Merger Sub is advised by its outside legal counsel is legally required to be disclosed and will use such disclosing party’s best efforts to ensure that all Confidential Information so disclosed will be accorded confidential treatment.

For purposes of this Agreement, “Confidential Information” means any confidential or proprietary information, disclosed prior to or after the date hereof by or on behalf of the Company or its Representatives to Parent, Merger Sub or any of their respective Affiliates, concerning the Company’s business, financial condition, proprietary technology, research and development and other confidential matters, including any confidential or proprietary information provided under this Agreement, any other Transaction Documents, or any of the exhibits or schedule attached hereto or thereto.  Confidential Information shall not include any information which (i) is or becomes generally available to the public other than as a result of a disclosure by Parent or Merger Sub or any of their respective Representatives in violation of this Section 9.12 or other obligation of confidentiality, (ii) was available to Parent and Merger Sub on a nonconfidential basis prior to its disclosure by the Company or the Company’s Representatives, or (iii) becomes available to Parent and Merger Sub on a nonconfidential basis from a Person (other than the Company or its Representatives) who is not, or is reasonably believed by Parent and Merger Sub not, prohibited from disclosing such information to Parent and Merger Sub by a legal, contractual or fiduciary obligation to the Company or any of its Representatives.

9.13                        Counterparts; Signatures.  This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement. This Agreement may be executed and delivered by facsimile transmission or by e-mail delivery of a “.pdf” format data file, and in the event this Agreement is so executed and delivered, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature page were an original thereof.

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

CAMELOT EMPLOYEE SCHEME INC.

By:	/s/ Yiming Ma
Name: Yiming Ma
Title: Director

CAMELOT EMPLOYEE SUBMERGER SCHEME INC.

By:	/s/ Yiming Ma
Name: Yiming Ma
Title: Director

CAMELOT INFORMATION SYSTEMS INC.

By:	/s/ Jian Wang
Name: Jian Wang
Title: Director

APPENDIX 1

PLAN OF MERGER

THIS PLAN OF MERGER is made on                 .

BETWEEN

(1)                                 Camelot Employee SubMerger Scheme INC., a company with limited liability incorporated under the laws of the British Virgin Islands on 8 August 2013, with its registered office situated at the offices of MMG TRUST (BVI) CORP., Morgan & Morgan Building, P.O. Box 958, Pasea Estate, Road Town, Tortola, British Virgin Islands (“Merger Sub”); and

(2)                                 Camelot Information Systems Inc., a company with limited liability incorporated under the laws of the British Virgin Islands on 28 November 2000, pursuant to the International Business Companies Act, 1984 (Cap. 291) and re-registered under the BVI Business Companies Act, 2004 as amended, on 9 May 2006, with its current registered office situated at the offices of Morgan & Morgan Trust Corporation Limited, P.O. Box 958, Pasea Estate, Road Town, Tortola, British Virgin Islands (“CIS” or “Surviving Company” and together with Merger Sub, the “Constituent Companies”).

WHEREAS

(a)                                 Merger Sub and CIS have agreed to merge (the “Merger”) on the terms and conditions contained or referred to in an agreement (the “Agreement”) dated September 18, 2013 made between Camelot Employee Scheme Inc., a company with limited liability incorporated under the laws of the British Virgin Islands, Merger Sub and CIS, a copy of which is attached as Annex A to this Plan of Merger (and which constitutes part of this Plan of Merger) and under the provisions of Part IX of the British Virgin Islands Business Companies Act, 2004, as amended (the “Companies Law”).

(b)                                 This Plan of Merger is made in accordance with section 170 of the Companies Law.

WITNESSETH

CONSTITUENT COMPANIES

1.                                      The Constituent Companies to the Merger are Camelot Employee SubMerger Scheme INC. and Camelot Information Systems Inc.

NAME OF THE SURVIVING COMPANY

2.                                      The name of the Surviving Company shall be Camelot Information Systems Inc.

REGISTERED OFFICE

3.                                      The Surviving Company shall have its registered office at the offices of MMG TRUST (BVI) CORP., Morgan & Morgan Building, P.O. Box 958, Pasea Estate, Road Town, Tortola, British Virgin Islands.

AUTHORISED AND ISSUED SHARE CAPITAL

4.                                      Immediately prior to the Merger, Merger Sub was authorized to issue a maximum of 50,000 shares of no par value per share, of which 50,000 shares have been issued, and such shares are entitled to vote on the Merger.

5.                                      Immediately prior to the Merger, CIS was authorized to issue a maximum of 500,000,000 ordinary shares of no par value, of which 185,269,020 ordinary shares had been issued (all of which are entitled to vote on the Merger).

6.                                      The Surviving Company shall be authorized to issue a maximum of 50,000 shares of no par value per share.

7.                                      In accordance with the terms and conditions of the Agreement:

(a)                                 On the Effective Date (as defined below), (i) Each ordinary share of CIS (a “Share” or, collectively, the “Shares”), including Shares represented by American Depositary Shares, each representing four (4) Shares  (the “ADSs”) issued and outstanding immediately prior to the Effective Time other than any (x) Dissenting Shares (as defined in the Agreement), (y) Rollover Shares (as defined in the Agreement) and (z) Founder Shares (as defined in the Agreement), shall be cancelled in exchange for the right to receive the Merger Consideration (as defined in the Agreement); (ii) all Founder Shares and all Rollover Shares shall be cancelled for no consideration; and (iii) each share of Merger Sub shall be converted into and continue as an ordinary share of the Surviving Company.

(b)                                 Dissenting Shares shall be cancelled on the Effective Date, and the holders thereof shall be entitled to payment of the fair value of such Dissenting Shares in accordance with Section 179 of the Companies Law, unless any such holders of Dissenting Shares fail to validly exercise or withdraw their appraisal rights in which event they shall receive the Merger Consideration.

8.                                      On the Effective Date the ordinary shares of the Surviving Company shall:

(a)                                 be entitled to one vote per share;

(b)                                 be entitled to such dividends as the board of directors of the Surviving Company may from time to time declare;

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(c)                                  in the event of a winding-up or dissolution of the Surviving Company, whether voluntary or involuntary or for the purpose of a reorganization or otherwise or upon any distribution of capital, be entitled to the surplus assets; and

(d)                                 generally be entitled to enjoy all of the rights attaching to ordinary shares;

in each case as set out in the Memorandum of Association and Articles of Association of the Surviving Company.

EFFECTIVE DATE

9.                                      The Merger shall take effect on                      (the “Effective Date”).

AUTHORISATION BY MEMBERS

10.                               This Plan of Merger shall be submitted to the members of both the Surviving Company and Merger Sub for their approval by a resolution of members.

PROPERTY

11.                               On the Effective Date, the separate corporate existence of the Merger Sub shall cease and the Surviving Company shall become the owner, without other transfer, of all the rights and property of the Merger Sub and shall have all rights, privileges, immunities, powers, objects and purposes of each of the Constituent Companies, assets of every description, including choses in action and the business of each of the Constituent Companies, shall immediately vest in the Surviving Company and the Surviving Company shall be liable for all claims, debts, liabilities and obligations of each of the Constituent Companies.

MEMORANDUM OF ASSOCIATION AND ARTICLES OF ASSOCIATION OF THE SURVIVING COMPANY

12.                               On the Effective Date, the Memorandum of Association and Articles of Association of the Surviving Company shall be amended and restated in the form attached hereto as Annex B.

DIRECTORS BENEFITS

13.                               There are no amounts or benefits payable to the directors of the Constituent Companies on the Merger becoming effective.

SECURED CREDITORS

14.

(a)                                 Merger Sub has no secured creditors; and

(b)                                 CIS has no secured creditors.

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RIGHT OF TERMINATION

15.                               This Plan of Merger may be terminated pursuant to the terms and conditions of the Agreement.

Each of the undersigned has executed this Plan of Merger, which may be executed by facsimile and in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument, on the date indicated alongside the names below.

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For and on behalf of CAMELOT EMPLOYEE SUBMERGER SCHEME INC.:

Yiming Ma	Date:
Director

For and on behalf of CAMELOT INFORMATION SYSTEMS INC.:

Yiming Ma	Date:
Director

[Signature Page to Plan of Merger]

ANNEX A

(the “Agreement”)

ANNEX B

(Amended and Restated Memorandum and Articles of Association of the Surviving Company)

APPENDIX 2

ROLLOVER SHAREHOLDERS

Name	Rollover Shares	Parent Shares
Benefit Overseas Limited	15,537,232	15,537,232
DREAMS POWER LTD.	14,898,176	14,898,176
Yuhui WANG	6,017,380	6,017,380
Webster YIN	800,000	800,000
Haoli JIA	152,164	152,164
Chi-Pang Evan TSO	800,000	800,000
Wai Hoong LEUNG	160,000	160,000
Bo CHEN	800,000	800,000
FUNDERS HOLDING LTD	1,630,000	1,630,000
Ever Smooth Corporate Limited	80,000	80,000
Xiaochun YANG	844,000	844,000
Lixin HUANG	872,088	872,088
Jianhua PENG	982,560	982,560
Hanwei XU	772,728	772,728
Jinping PAN	152,000	152,000
Pengsheng QI	208,000	208,000
Qiang YU	60,012	60,012
Zhailin LI	52,340	52,340
Chunliang WANG	51,140	51,140
Jiaqi GUO	52,340	52,340
Liming QIAO	52,400	52,400
Bo YUAN	3,423,180	3,423,180
Chunwen ZHU	929,600	929,600
Tammy Mei-Tan CHANG	2,728,000	2,728,000
Tammy Mei-Tan CHANG, FBO Leila CHANG	136,000	136,000
Tammy Mei-Tan CHANG, FBO Tara CHANG	136,000	136,000
Weiming YANG and Alice L. WU	1,300,424	1,300,424
David CHEN	864,000	864,000
Joint Link Technology Limited	6,000,000	6,000,000
Mutual Billion Int’l Investment Limited	626,364	626,364
Song YAO	171,452	171,452
ARLEM ASSOCIATED CORP.	1,500,000	1,500,000
Allan Y. DONG	65,896	65,896
Xiao Feng FU	195,484	195,484
Xiaohua C. HUANG	14,000	14,000